Form 20-F
period 2025-12-31
BeLive Holdings
filed 2026-05-15
CIK 1982448

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

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

Kenneth Teck Chuan Tan, Chief Executive Officer

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

10,864,802 Ordinary Shares, $0.0005 par value at December 31, 2025

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

Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate,” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance, and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

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

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages, and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages.

Financial Information in U.S. Dollars

Our reporting currency is the Singapore dollar. This Annual Report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars and U.S. dollars into Singapore dollars were made at S$0.778 to US$1.00, S$0.732 to US$1.00, and S$0.758 to US$1.00, the noon buying rates on December 31, 2025, 2024, and 2023, respectively, as certified by the Federal Reserve Bank of New York for customs purposes as of those dates. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate, or at all.

REFERENCES

In this Report, the terms “we,” “our,” “us,” “Group,” and the “Company” refer to BeLive Holdings and, where the context so requires or suggests, its direct and indirect subsidiaries. Its direct and indirect subsidiaries are: (i) BeLive Technology Group Ltd (“BeLive BVI”), a British Virgin Islands business company incorporated on March 7, 2023 and our direct wholly owned subsidiary; (ii) BeLive Technology (Vietnam) Company Limited (“BeLive Vietnam”), a company incorporated under the laws of the Socialist Republic of Vietnam on June 16, 2021 and one of our indirect wholly owned subsidiaries; (iii) BeLive Technology Pte. Ltd (“BeLive Singapore”), a company incorporated under the laws of the Republic of Singapore on June 18, 2014 and one of our indirect wholly owned subsidiaries; (iv) BeLive New Media Ltd (“BeLive Media”), a British Virgin Islands business company incorporated on June 26, 2025 and our direct wholly owned subsidiary; and (iv) BeLive AI Studios Pte. Limited (“BeLive AI Studios”), a company incorporated under the laws of the Republic of Singapore on July 7, 2025 and one of our indirect wholly owned subsidiaries.

“Initial Public Offering” or “IPO” refers to our initial public offering and sale of 2,450,000 Ordinary Shares, plus 367,500 Ordinary Shares pursuant to the underwriters’ over-allotment option, at a public offering price of $4.00 per share, pursuant to a registration statement on Form F-1, which offering was closed on April 7, 2025.

References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars. References to “Singapore Dollars” or “S$” are to Singapore Dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

RISK FACTORS

Investing in our shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this Annual Report. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of operating losses, and we may not be able to generate sufficient revenue to achieve and sustain profitability which may cast doubt on our ability to continue as a going concern.

We had net losses of approximately S$6,696,000, S$5,508,000, and S$2,094,000, respectively, for the financial years ended December 31, 2025, 2024, and 2023. Despite generating net income during the past three financial years, our operating expenses have increased significantly over those financial years, resulting in year-to-year increases in our net losses, and we anticipate that our operating expenses will continue to increase for the foreseeable future as we seek to maintain and continue to grow our business, attract new clients, and further enhance our services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher operating expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern, and the Company may not be able to realize its assets and discharge its liabilities in the normal course of business. Although a shareholder of the Company agreed to provide continuing financial support to the Company for twenty-four months from June 30, 2024, and provided S$737,951 to the Company during the financial year ended December 31, 2025 in the form of a credit facility, that support is expected to end as of July 1, 2026. The Company may be unable to generate sufficient revenue to pay its expenses as they come due after it loses that shareholder support and may not be able to obtain an equal amount of alternate financing, if any. See “Item 7. Major Shareholders and Related Party Transactions.”

Our results of operations could be adversely affected by volatile, negative, or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of business activity.

Global macroeconomic and geopolitical conditions affect our business. Volatile, negative, or uncertain economic and political conditions in our significant markets could in the future undermine business confidence in those markets, or in other markets, which are increasingly interdependent, and cause our clients to reduce or defer their spending on new projects, or may result in clients reducing, delaying, or eliminating spending under existing projects with us, which would negatively affect our business. Growth in the markets we serve could occur slowly, or could stagnate or contract, in each case, for an extended period of time. Any of these occurrences could have a negative effect on our business, financial condition, results of operations and growth prospects.

Our future revenue and operating results will be harmed if we are unable to acquire new customers, retain existing customers, expand sales to our existing customers and develop new functionality for our BeLive Solutions that achieve market acceptance.

In order to continue to grow our business, we must continue to acquire new customers to purchase and use our BeLive Solutions. Our success in adding new customers depends on numerous factors, including our ability to: (i) offer a compelling e-commerce platform; (ii) execute our sales and marketing strategy; (iii) attract, effectively train and retain new sales, marketing, professional services and support personnel in the markets we pursue; (iv) develop or expand relationships with partners and alliances, payment providers and systems integrators; (v) expand into new geographic areas and market segments; and (vi) efficiently onboard new customers to our BeLive Solutions.

To this end, we launched our wholly-owned subsidiaries, BeLive Media and BeLive AI Studios, to focus on new and creative production content. We also entered into a strategic partnership with Insight, Lab, Inc. (“Insight Lab”), which we believe is one of Japan’s leading data strategy firms, to bring real-time analytics, artificial intelligence (“AI”) and personalized viewer engagement to the next level.

Our ability to increase revenue also depends, in part, on our ability to retain existing customers and to sell additional functionality and adjacent services to our existing and new customers. Our customers have no obligation to renew their contracts for our solutions after the expiration of their initial subscription period. In order for us to maintain or improve our results of operations, it is important that our customers renew their contracts with us on the same or more favorable terms to us. Our ability to increase sales to existing customers depends on several factors, including their experience with implementing and using our BeLive Solutions, their ability to integrate our BeLive Solutions with other technologies and our pricing model.

Our ability to generate revenue may be inconsistent across small and midsize businesses, mid-market, and large enterprise customers. If we experience limited or inconsistent growth in any of these customer sets, particularly our large enterprise customers, our business, financial condition, and operating results could be adversely affected.

We have significant customer concentration, and if we fail to attract new customers, retain existing customers or maintain or increase sales to customers, our business, financial condition, results of operations, and growth prospects will be harmed.

During the financial years ended December 31, 2025, 2024, and 2023, customers who contributed over 10% of the total revenue of the Group accounted for approximately 59%, 79%, and 63% of our total revenue, respectively. This concentration of customers could leave us exposed to the risks associated with the loss or default of one or more of these significant customers, which would materially and adversely affect our revenue and results of operations. If these customers were to default in their payment obligations to us or significantly reduce their relationship with us and if we were unable to replace any lost revenue through the sale of our BeLive Solutions and services to additional customers, our financial condition, results of operations, and growth prospects could be negatively impacted, and such impact would likely be significant.

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles.

Our consolidated financial statements are prepared in accordance with IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax, and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different from what they would be if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our consolidated financial statements under IFRS with those of companies that prepare their consolidated financial statements under U.S. GAAP.

Our success depends on our ability to maintain our reputation. If events occur that damage our reputation, our business and financial results may be harmed.

Our business, results of operations, and prospects depend, in part, on our ability to maintain our reputation for providing high quality products and services. We could lose existing or potential clients and/or opportunities for securing new projects if our reputation were to be associated with any negative publicity, including complaints raised by unsatisfied clients, that comes to the public’s attention. If we fail to successfully maintain, promote, and position our brand and to protect our reputation, our business, financial condition, and operating results may be adversely affected.

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that maintaining and enhancing the BeLive brand is important to supporting continued acceptance of our existing and future solutions, attracting new customers to our BeLive Solutions, and retaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable and useful BeLive Solutions to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and solutions, and our ability to successfully differentiate our BeLive Solutions. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building and promoting our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain a sufficient number of existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.

If we fail to offer high quality customer support, our business and reputation could suffer.

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

Our e-commerce platform generates and processes a large quantity of personal, transaction, demographic, and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security, and other factors; and

●	complying with applicable laws, rules, and regulations relating to the collection, use, disclosure, or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

Maintaining and improving our technology infrastructure require significant levels of investment. Adopting new software and upgrading our online infrastructure requires significant investments of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. Adverse consequences of not maintaining and improving our technology infrastructure could include unanticipated system disruptions, slower response times, impaired quality of customers’ experiences, and delays in reporting accurate operating and financial information. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation, and prospects, as well as our reputation, could be materially and adversely affected.

Undetected programming errors could adversely affect our clients’ experience and market acceptance of our live commerce and shoppable short videos, which may materially and adversely affect our business, financial condition, and results of operations.

Live commerce and shoppable short video content produced by our clients or displayed on our clients’ e-commerce platforms may contain programming errors that may only become apparent after their release. We generally have been able to resolve such programming errors in a timely manner. However, we cannot assure you that we will be able to detect and resolve all of these programming errors effectively. Undetected audio or video programming errors or defects may adversely affect user experience, which in turn may have a material and adverse effect on our business, financial condition, and results of operations.

We rely on computer software and hardware systems in our operations, the failure of which could adversely affect our business, financial condition, and results of operations.

We are dependent upon our computer software and hardware systems in developing our BeLive Solutions and maintaining important operational and market information. In addition, we rely on our computer hardware for the storage, delivery, and transmission of data. Any system failure that causes interruptions to the input, retrieval, and transmission of data or an increase in service time could disrupt our normal operations. Although we have a disaster recovery plan that is designed to address the failures of our computer software and hardware systems, we may not be able to effectively carry out this disaster recovery plan or restore our operations within a sufficiently short time frame to avoid business disruptions. Any failure in our computer software or hardware systems could decrease our revenues and harm our relationships with our customers, which in turn could have a material adverse effect on our business, results of operations, and financial condition.

We are dependent upon customers’ continued and unimpeded access to the Internet, and upon their willingness to use the Internet for commerce.

Our success depends upon the general public’s ability to access the Internet, including through mobile devices, and its continued willingness to use the Internet to pay for purchases, communicate, access social media, research, and conduct commercial transactions. The adoption of any laws or regulations that adversely affect the growth, popularity, or use of the Internet, including changes to laws or regulations impacting Internet neutrality, could decrease the demand for our BeLive Solutions, increase our operating costs, or otherwise adversely affect our business. Given uncertainty around these rules, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ growth, increase our costs, or adversely affect our business. In the future, providers of Internet browsers could introduce new features that would make it difficult for customers to use our BeLive Solutions. In addition, Internet browsers for desktops, tablets, or mobile devices could introduce new features, or change existing browser specifications, such that they would be incompatible with our BeLive Solutions. If customers become unable, unwilling, or less willing to use the Internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the Internet, Internet outages, or delays, disruptions, or other damage to customers’ computers, increases in the cost of accessing the Internet, and security and privacy risks, or the perception of such risks, our business could be adversely affected.

We maintain limited business liability and property insurance and do not maintain any business disruption or litigation insurance; therefore, incidents or claims we experience may result in substantial costs to us and the diversion of our resources.

While we maintain liability insurance against injuries, death, or losses due to fire and water leakage, as well as property insurance covering damage to our occupied premises and facilities, we have determined that the risks of disruption or other liability from our business, and the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms, make it impractical for us to obtain such insurance on terms and conditions that are commercially reasonable. As a result, we have not purchased any business liability, disruption, or litigation coverage for our operations. Any occurrence of an uninsured loss or damage, litigation, or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

If we cannot continue to innovate technologically or develop, market, and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our growth largely depends on our ability to innovate and add value to our existing creative platform and to provide our customers and contributors with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. Without improvements to our technology and infrastructure, our operations might suffer from unanticipated system disruptions, slow performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. We are currently making, and plan to continue making, significant investments to maintain and enhance our technology and infrastructure and to evolve our information processes and computer systems in order to run our business more efficiently and remain competitive. We may not achieve the anticipated benefits, significant growth, or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, our business and results of operations may be adversely affected.

Natural catastrophic events and man-made problems such as power disruptions, computer viruses, global pandemics, a cyberattack or data security breaches, and terrorism may disrupt our business.

We rely heavily on our network infrastructure and IT systems for our business operations. An online attack, damage as a result of civil unrest, earthquake, fire, terrorist attack, power loss, global pandemics (such as the COVID-19 pandemic), telecommunications failure, or other similar catastrophic event could cause system interruptions, delays in accessing our service, reputational harm, and loss of critical data. Such events could prevent us from providing our BeLive Solutions to our customers. A catastrophic event that results in the destruction or disruption of our data centers or our network infrastructure or IT systems, including any errors, defects, or failures in third-party hardware, could affect our ability to conduct normal business operations and adversely affect our operating results.

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

In addition, because we may utilize a third-party contractor to provide certain services to us, including cloud, software, data center, and other critical technology, to collect and maintain personal data on our shareholders, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our or our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies, or procedures, or a breach of a software or systems could result in the compromise of the confidentiality, integrity, or availability of the data housed. We have not experienced any cybersecurity attacks or any similar incidents; however, we cannot guarantee that such attacks will not occur in the future and adversely affect our employees, customers, shareholders, and anyone who uses our solutions. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage our or their systems and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms, and other procedures are or will be adequate to prevent network and service interruption, system failure, or data loss. In addition, we may also become liable in the event our or our third-party service providers are subject to security breaches, privacy breaches, or other cybersecurity threats. This could expose us to a risk of litigation, indemnity obligations, and damages, cause us to incur significant liability and financial loss, and be subject to regulatory scrutiny, investigations, proceedings, fines, and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such cybersecurity attack or other security breach or incident and to implement additional security measures.

We currently do not maintain cybersecurity insurance, and in the event that we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim.

If we are unable to increase market awareness of our Company and our applications, our revenue may not continue to grow or may decline.

Market awareness of our Company and our applications is essential to our ability to generate new leads for expanding our business and for our continued growth. If we fail to sufficiently invest in our marketing programs or if they are unsuccessful in creating market awareness of our Company and our applications, our revenue may grow more slowly than expected or may decline and our financial performance may be adversely affected.

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

Some of our larger competitors also have substantially broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with our BeLive Solutions. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Any such consolidation, acquisition, alliance, or cooperative relationship could lead to pricing pressure, a loss of market share, or a smaller addressable share of the market. It could also result in competitors with greater financial, technical, marketing, service, and other resources, all of which could harm our ability to compete.

Any disruption of service at the data centers that house our equipment and deliver our software applications could harm our business.

While we procure and operate all infrastructure equipment delivering our applications, third parties operate the data centers that we use. While we control and have access to our servers and all the other components of our network that are located in our external data centers, we do not control the operation of these data centers and we are therefore vulnerable to disruptions, power outages, or other issues the data centers experience. We may experience interruptions, delays, and outages in service and availability from time to time.

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

Our data centers are vulnerable to damage or interruption from human error, malicious acts, earthquakes, hurricanes, tornados, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events. The occurrence of a natural disaster or an act of terrorism, vandalism, or other misconduct, a decision to close the data centers without adequate notice, or other unanticipated problems could result in lengthy interruptions in availability of our applications.

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

As our customers use our applications for critical business purposes, defects or other performance problems could negatively impact our customers and could result in:

●	loss or delayed market acceptance and sales;
●	sales credits or refunds for prepaid amounts related to unused subscription services;
●	cancelled contracts and loss of customers;
●	diversion of development and customers service resources; and
●	injury to our reputation.

The costs incurred in correcting any material errors or defects might be substantial and could adversely affect our operating results. Although our customer agreements typically contain provisions designed to limit our exposure to certain of the claims above, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be a distraction to management, time-consuming and costly to resolve, and could seriously damage our reputation in the marketplace, making it harder for us to sell our applications. Additionally, our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all, and our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

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

In addition, in a minority of instances, we have agreed to indemnify our customers against claims that our applications infringe the intellectual property rights of third parties. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

●	cease selling or using applications that incorporate the intellectual property that we allegedly infringe;
●	make substantial payments for legal fees, settlement payments, or other costs or damages;
●	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or
●	redesign the allegedly infringing applications to avoid infringement, which could be costly, time-consuming, or impossible.

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

Our customers may use our applications in the future to collect, use, and store personal or identifying information regarding their customers and employees. Federal, state, and foreign government bodies and agencies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, and disclosure of personal information obtained from individuals. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our applications and reduce overall demand, or lead to significant fines, penalties, or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause our customers to resist providing the personal data necessary to allow them to use our applications effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our applications in certain industries. All of these legislative and regulatory initiatives may adversely affect our customers’ ability to process, handle, store, use, and transmit demographic and personal information from their customers and employees, which could reduce demand for our applications.

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

In certain instances, the Company is or may become subject to applicable privacy and data protection laws and regulations. The laws and regulations relating to privacy and data protection are evolving, may impose inconsistent or conflicting standards among jurisdictions, can be subject to significant change, and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the European Union (EU) data protection regime, the General Data Protection Regulation (“GDPR”), became effective on May 25, 2018, and, in addition to imposing stringent obligations relating to privacy, data protection, and information security, authorizes fines up to 4% of global annual revenue or €20 million, whichever is greater, for some types of violations. Although we do not currently focus our marketing efforts in Europe, nor do we currently have a meaningful European customer base, in the future, as we grow, we may need to incur additional costs to comply with GDPR.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate compliance with such standards. We also expect that there will continue to be new proposed laws, regulations, and standards relating to privacy and data protection in various jurisdictions, and we cannot determine the impact such future laws, regulations, and standards may have on our business. Future restrictions on the collection, use, sharing, or disclosure of data, or associated requirements, could require us to incur additional costs or modify our platform, possibly in a material manner, which we may be unable to achieve in a commercially reasonable manner or at all, and which could limit our ability to develop new features. Because the interpretation and application of laws, standards, contractual obligations, and other obligations relating to privacy and data protection are uncertain, it is possible that these laws, standards, contractual obligations, and other obligations may be interpreted and applied in a manner that is inconsistent with our current data management practices, our privacy, data protection, or data security policies or procedures, or the features of our BeLive Solutions.

Any violations of laws and regulations relating to privacy, data protection, or the safeguarding of private information could subject our Company or any users to fines, penalties, or other regulatory actions, as well as to civil actions by affected parties. Any such violations could also result in negative publicity and harm to our or our users’ reputations. Any such violations also could adversely affect our ability to develop and successfully commercialize our products.

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

The markets in which we compete are characterized by constant change and innovation and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and design platforms that provide them with the breadth of tools they need to operate and grow their businesses. Our ability to attract new customers, retain revenue from existing customers, and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security, and scalability of our BeLive Solutions and to innovate and introduce new solutions.

We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and evolve. These new services and technologies may be superior to, impair, or render obsolete the solutions we currently offer or the technologies we currently use to provide them. We have in the past, and may experience in the future, difficulties with software development that could delay or prevent the development, introduction, or implementation of new solutions and enhancements. Software development involves a significant amount of time for our research and development team, as it can take our developers months to update, code, and test new and upgraded solutions and integrate them into our BeLive Solutions. We must also continually update, test, and enhance our software platforms. For example, our design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content, and other features, into our BeLive Solutions. The continual improvement and enhancement of our BeLive Solutions requires significant investment, and we may not have the resources to make such investment. Our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new solutions or enhancements that may not achieve expected returns. The success of any enhancement or new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Our ability to develop new enhancements or solutions may also be inhibited by industry-wide standards, laws, and regulations, resistance to change by customers, difficulties relating to integration or compatibility with third-party software or hardware, or third parties’ intellectual property rights.

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

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

We may continue to experience rapid growth and organizational change, which may continue to place significant demands on our management and our operational and financial resources. We have also experienced growth in the number of customers, the number of transactions we process, and the amount of data that our hosting infrastructure supports. Our success will depend in part on our ability to manage this growth effectively. We will require significant capital expenditures and valuable management resources to grow without undermining our culture of innovation, teamwork, and attention to customer success, which has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves our corporate culture, it could negatively affect our reputation and ability to retain and attract customers and employees.

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

If we are unable to maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.

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

Software such as ours often contains errors, defects, security vulnerabilities, or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our BeLive Solutions may contain serious errors or defects, security vulnerabilities, or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance, and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition, and results of operations. Furthermore, our BeLive Solutions is a multi-tenant, cloud-based system that allows us to deploy new versions and enhancements to all of our customers simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities, or software bugs to all of our customers of a single platform simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of our customers. Additionally, our hardware products may have defects in design, manufacture, or associated software. Such defects could expose us to product liability claims, litigation, or regulatory action.

As our customers use our services for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions, or software bugs in our BeLive Solutions could result in losses to our customers. Our customers may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our customers that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

A cyberattack, security breach, or other unauthorized access or interruption to our information technology systems or those of our third-party service providers could delay or interrupt service to our customers and their customers, harm our reputation, or subject us to significant liability.

Cybersecurity threats, privacy breaches, insider threats, or other incidents and malicious Internet-based activity continue to increase, evolve in nature, and become more sophisticated. Information security risks for companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, and other external parties, as well as nation-state and nation-state-supported actors.

Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic. In addition, in the past, some of our customers have been subject to distributed denial of service attacks (“DDoS”), a technique used by hackers to take an Internet service offline by overloading its servers. Our BeLive Solutions may be subject to similar DDoS attacks in the future. Also, because we leverage service providers, including cloud, software, data center, and other critical technology vendors to deliver our solutions, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies, or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity, or availability of our systems or the data housed in our third-party solutions. In addition, in the event our third-party service providers and subprocesses are subject to security breaches, privacy breaches, or other cybersecurity threats, our business may be impacted. We cannot guarantee that such incidents may not occur and they could adversely affect our operations. We and our third-party service providers may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms, and other procedures are or will be adequate to prevent network and service interruption, system failure, or data loss. As techniques used to obtain unauthorized access change frequently and the sophistication and size of DDoS and other cybersecurity attacks is increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. Any actual or perceived DDoS attack or other security breach or incident could delay or interrupt service to our customers and their customers, could result in loss, compromise, corruption, or disclosure of confidential information, intellectual property, and sensitive and personal information or data we rely on to provide our solutions, may deter consumers from visiting our customers’ shops, damage our reputation and brand, expose us to a risk of litigation, indemnity obligations, and damages for breach of contract, cause us to incur significant liability and financial loss and to be subject to regulatory scrutiny, investigations, proceedings, and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such DDoS attack or other security breach or incident and implement additional security measures.

Data security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, some jurisdictions, including the EU, the United Kingdom, Brazil, and all 50 states in the United States, have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal information, and our agreements with certain customers require us to notify them in the event of a security incident. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. Such mandatory disclosures could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures and data handling. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones. In addition, if our security measures fail to protect information adequately, we could be liable to our customers, their end-consumers, and consumers with whom we have a direct relationship. We could be subject to fines and higher transaction fees, we could face regulatory or other legal action, and our customers could end their relationships with us. The limitations of liability in our contracts may not be enforceable or adequate or may not otherwise protect us from any such liabilities or damages with respect to any particular claim.

We currently do not maintain cybersecurity insurance, and in the event we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim.

We are also subject to federal, state, and foreign laws regarding cybersecurity and the protection of data that may limit the use and adoption of our services, expose us to liability, or otherwise adversely affect our business.”

We could incur substantial costs in protecting or defending our proprietary rights. Failure to adequately protect our rights could impair our competitive position and we could lose valuable assets, experience reduced revenue, and incur costly litigation.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on our confidentiality, non-compete, non-solicitation, and nondisclosure agreements and a combination of trade secret laws, contractual provisions, trademarks, service marks, and copyrights in an effort to establish and protect our proprietary rights. We make business decisions about when to seek intellectual property protection for a particular technology and when to rely upon trade secret protection; however, the approach we select may ultimately prove to be inadequate.

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

We enter into confidentiality and invention assignment agreements with our employees, consultants, and third parties to protect our proprietary technologies and competitive advantage, all of which offer only limited protection. We enter into confidentiality agreements with strategic and business partners and alliances. No assurance can be given that these agreements will be effective in securing ownership of our intellectual property or controlling access to our proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. As such, these agreements may not be effective in controlling access to and distribution of our proprietary information as they do not prevent our competitors or partners from independently developing technologies that are equivalent or superior to our BeLive Solutions.

We may be required to spend significant resources to monitor, protect, and enforce our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management. Such litigation could result in the impairment or loss of portions of our intellectual property. Enforcement of our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly. An adverse determination could risk the issuance or cancellation of pending patent and trademark filings. Because of the substantial discovery required in connection with intellectual property litigation, our confidential or sensitive information could be compromised by disclosure in litigation. Litigation could result in public disclosure of results of hearings, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our shares.

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

We operate in an industry that is prone to cyber-attacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of our data, customer data, or the data of their consumers, could result in the loss or misuse of such data, which could harm our business and reputation. The security measures we have integrated into our internal networks and platforms, which are designed to prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our internal networks and platforms against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our networks. While we have established a cyber-attack remediation plan to enable us to assess and respond to such attacks, there can be no assurance that the measures set forth under such plan will be adequate in all circumstances or that they will be effective in mitigating, or allowing us to recover from, the effects of such attacks. In addition, we have insurance coverage, but this coverage may be insufficient to compensate us for all liabilities that we may incur.

Our customers’ storage and use of data concerning their businesses and their customers is essential to their use of our BeLive Solutions, which stores, transmits, and processes our customers’ proprietary information and personal information relating to them and their customers. If a security breach were to occur as a result of third-party action, employee error, breakdown of our internal security processes and procedures, malfeasance, or otherwise, and the confidentiality, integrity, or availability of our customers’ data was disrupted, we could incur significant liability to our customers and to individuals whose information was being stored by our customers, and our BeLive Solutions may be perceived as less desirable, which could negatively affect our business and damage our reputation.

Our BeLive Solutions and third-party applications available on, or that interface with, our BeLive Solutions may be subject to DDoS, a technique used by hackers to take an Internet service offline by overloading its servers, and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms, and other procedures are or will be adequate to prevent network and service interruption, system failure, or data loss. In addition, computer malware, viruses, and hacking and phishing attacks by third parties are prevalent in our industry. We have experienced such attacks in the past and may experience such attacks in the future. As a result of our increased visibility, we believe that we are increasingly a target for such breaches and attacks.

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

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. We have utilized cash on hand, cash from shareholders, and cash generated from operations as sources of liquidity. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with debt financing, are dependent upon market conditions. We cannot provide any assurance that our assumptions used to estimate our liquidity requirements are or will remain accurate. In the event of a sustained market deterioration and continued declines in revenues, we may need additional liquidity, which would require us to evaluate available alternatives and take appropriate actions. We cannot provide any assurance that we will be able to obtain additional sources of financing or liquidity on acceptable terms, or at all. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our shares in our IPO. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences, or privileges which are senior to those of existing holders of our shares. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

Our executive officers had no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Prior to our IPO, our executive officers had no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules, and regulations uncertain. Our failure to comply with all laws, rules, and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Upon the completion of our IPO in April 2025, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as defined under the U.S. federal securities laws, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our management completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 and did not discover any material weaknesses. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Although our management has concluded that our internal control over financial reporting is effective, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. After conducting its own independent testing, it may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company may also place a burden on our management and on our operational and financial resources and systems for the foreseeable future such that we may be unable to timely complete our evaluation testing and any required remediation. In addition, our internal controls relating to financial reporting may not keep pace with the expansion of our business and our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information.

Our failure to maintain effective internal controls over financial reporting in the future could result in errors in our consolidated financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations, and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations, and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets, and legal actions under securities laws and could subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities, and the proceeds from our IPO will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of any of these risks could adversely affect our operations or financial condition.

We are subject to changing laws, rules, and regulations in the U.S. regarding regulatory matters, corporate governance, and public disclosure that will increase both our costs and the risks associated with non-compliance.

As a public company, we are subject to rules and regulations of various governing bodies and self-regulatory organizations, including, for example, the SEC and the Nasdaq Capital Market, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations, and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our client lists and information and business methods. We rely on a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and copyright and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our intellectual property rights may harm our business. Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, cost us money to defend, distract the attention of our management, and prevent us from offering some services. Confidential intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure where the mobile devices are lost or stolen if the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage. Advances in technology, which permit increasingly large amounts of information to be stored on mobile devices or on third-party “cloud” servers, may exacerbate these risks.

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

Risks Related to Our Securities

An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may decrease significantly.

We cannot assure you that an active public market for our Ordinary Shares will continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

The trading price and trading volume of our Ordinary Shares has been volatile, which could result in substantial losses to investors.

Since our Ordinary Shares commenced trading on April 4, 2025, the trading price of our Ordinary Shares has been volatile and has fluctuated widely due to factors beyond our control. This may continue in the future because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings, and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In addition, our Ordinary Shares have been subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Although the specific cause of such volatility is unclear, the relatively small size of our public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Since our Ordinary Shares have experienced a decline, and may continue to experience either run-ups or declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares also may not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, extreme volatility may confuse the public investors regarding the value of our stock, distort the market perception of our stock price and our financial performance and public image, and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we continue to encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and to understand the value thereof.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

The trading market for our Ordinary Shares is influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume of our shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 10,864,802 Ordinary Shares issued and outstanding. The Ordinary Shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our other shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than they received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality.

Certain companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of their businesses and that may have resulted from market manipulation activities by unrelated third parties. We have experienced similar volatility, which makes it difficult to assess the value of our Class A Ordinary Shares and may result in a significant decline in the value of our Ordinary Shares.

Our Ordinary Shares have been subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with public floats comparable to ours have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective companies’ underlying performance. Although the specific cause of such volatility is unclear, it may be the direct result of unrelated third parties engaged in prohibited market manipulation activities. Some factors that may underlie extreme stock price run-ups followed by rapid price declines include, but are not limited to, the following:

1.	General market and industry conditions including the following:

●	tariffs;
●	disruptions in logistics; and
●	global geopolitical and military actions such as currently occurring in Ukraine and the Middle East.

2.	The Company’s own operations including the following:

●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

3.	Actions by unrelated third parties over whom the Company has no control including:

●	Coordinated social media “pump and dump” schemes whereby third party adverse actors seek to artificially increase the price of a stock, which immediately causes a price collapse potentially resulting in adverse effects on our financial condition and operations, loss of investor confidence, regulatory scrutiny and potential trading suspensions.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

The relatively small size of our public float may amplify the impact that actions taken by a few unrelated shareholders, over whom we have no control, have on the price of our Ordinary Shares. Such actions may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Ordinary Shares have experienced a decline, and may continue to experience either run-ups or declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, and which may have resulted or may, in the future result, from market manipulation activities by unrelated third parties over whom we have no control or from such unrelated their parties engaging in prohibited market manipulation activities, such as “pump and dump” schemes. Prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, shareholders should not rely on an investment in our shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore law. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors as determined by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which a shareholder purchased our shares. You may not realize a return on your investment in our shares, and you may even lose your entire investment.

In the event that our board of directors decides to declare and pay dividends, they may be prohibited from doing so due to certain regulations and contractual restrictions.

With the exception of Vietnam, there are no foreign exchange controls or foreign exchange regulations under current applicable laws of the places of incorporation of our significant subsidiaries, and there are currently no contractual restrictions applicable to those subsidiaries that would affect the payment or remittance of dividends. However, as the group strategy is to have the subsidiaries raise capital and retain such financing for their operations, any loan or financing agreements may contain covenants which could restrict the payment of dividends. Furthermore, current Singapore regulations permit a Singapore subsidiary to pay dividends to its shareholders only out of its profits, if any, determined in accordance with Singapore accounting standards and regulations. As of December 31, 2025, our Singapore subsidiary’s accumulated losses and net liabilities were approximately S$14,129,000 and S$3,667,000, respectively. Therefore, unless it starts earning an adequate profit, our Singapore subsidiary is prohibited from making distributions to us in the form of loans, advances, or cash dividends. As of December 31, 2025, the Company has restricted net assets of approximately S$3,667,000.

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

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by the provisions of our Memorandum and Articles of Association, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands.

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

We are an “emerging growth company” under the U.S. federal securities laws, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We have incurred and will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incur additional legal, accounting, and other expenses as a public reporting company, and will continue to incur such expenses, particularly after we cease to qualify as an emerging growth company. For example, we are now required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq Stock Market, including applicable corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time-consuming and costly. In addition, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and we are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act imposing liability on insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each financial year if they are accelerated filers or within ninety (90) days after the end of each financial year if they are not accelerated filers. Foreign private issuers also are exempt from Regulation Fair Disclosure (FD), aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

If we lose our foreign private issuer status on such date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning at the end of the first fiscal year ending after such date, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules and will be required to comply with the applicable requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to U.S. domestic issuers may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These expenses will relate to, among other things, the obligation to reconcile our financial information that is reported according to IFRS to U.S. GAAP and to report future results according to U.S. GAAP. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance. However, if we do choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4. INFORMATION ON THE COMPANY

Recent Developments

Establishment of BeLive New Media Ltd and BeLive AI Studios Pte. Ltd. On June 26, 2025 and July 7, 2025, respectively, we formed two wholly-owned subsidiaries, BeLive New Media and BeLive AI Studios. BeLive New Media is a holding company while BeLive AI Studios focuses on new and creative production content and formats to redefine storytelling for the digital generation, specializing in social realism content and visually arresting, emotionally charged advertising, blending cinematic storytelling with digital first sensibilities to deliver authentic, high-impact contact. Operations of BeLive AI Studios commenced during the financial year ended December 31, 2025, This expansion allows us to move beyond streaming infrastructure into premium content creation, bringing together technological scale and storytelling excellence under one roof. The studio will serve brands, agencies, media broadcasters, media producers and platforms across Southeast Asia and global markets by delivering raw, resonant, socially grounded narratives through formats designed for the attention economy.

Memorandum of Understanding. On December 4, 2025, our indirect wholly-owned subsidiary, BeLive AI Studios, entered into a memorandum of understanding (the “MOU”) with NewUnivers Inc. (“NewUnivers”), a South Korea company, and ChopChop Media Systems PTE Ltd. (“ChopChop”), a Singapore company. NewUnivers is a microdrama production and content distribution company based in South Korea and ChopChop is a workflow efficiency technology service provider in the content production space.

The parties to the MOU are discussing collaborating on the co-development and co-production of microdramas, including ideation, scripting, casting, production, post-production, and distribution, integrating ChopChop’s workflow technology into BeLive AI Studios’ and NewUnivers’ processes to support more efficient production operations. To date, no definitive agreement has been reached and the collaboration has not commenced.

Exploration of a Digital Asset Treasury Strategy. We recently commenced exploration of a digital asset treasury strategy (the “Digital Asset Treasury Strategy”) as part of our broader platform enablement roadmap. This initiative aligns with our long-term vision to enhance capital efficiency, drive innovation, and support de-centralized payment technologies across its video streaming ecosystem. As part of our Digital Asset Treasury Strategy, we are considering and assessing allocating a portion of our corporate treasury into digital assets, including Bitcoin (BTC) and other yield-generating digital assets, subject to rigorous risk and compliance frameworks. These digital assets are being explored as potential tools for treasury diversification, liquidity optimization, and enabling use cases for creators and platform partners. After exploration, the team deemed this strategy to be highly risky, given the unpredictability of the digital asset space. The team will not adopt this strategy at the current time.

Partnership with Insight Lab, Inc. In 2025, we entered into a strategic partnership with Insight, Lab, Inc. (“Insight Lab”), which we believe is one of Japan’s leading data strategy firms, to bring real-time analytics, artificial intelligence (“AI”), and personalized viewer engagement to the next level. Through this partnership, Insight Lab will serve as our official “Data Strategy Partner,” leveraging and analyzing vast amounts of data generated by our live streaming solutions to enable more advanced data-driven services for retail brands, hospitality groups, government agencies, and other organizations. Together, we intend to strive to innovate data-driven features that power personalization, predictive commerce, and smarter decision-making for public and private sectors alike. Management believes that by combining the Company’s scalable tech and user experience (“UX”) expertise with Insight Lab’s experience across 600 plus data and AI projects, the partnership can create new value in the live streaming space and set a new standard for live, personalized, data-first experiences.

Strategic Collaboration with Istana Partners. In 2026, we entered into a strategic collaboration with Istana Partners (“Istana”), an investment and strategic advisory firm, to support our growth initiatives and expand our presence across Small and Medium Enterprises (SMEs) in Singapore. Through this partnership, Istana Partners will serve as a strategic growth partner, providing advisory support, capital alignment, and access to its network of institutional relationships to accelerate the adoption of our solutions across industries.

Together, we intend to drive market expansion, identify high-impact opportunities, and support the scaling of our ecosystem through strategic partnerships and investments. Management believes that by combining the Company’s scalable technology, product capabilities, and execution expertise with Istana Partners’ experience in strategic advisory and market access, the collaboration can unlock new growth avenues and strengthen the Company’s position in building a scalable, data-driven media and commerce ecosystem.

Partnership with COL Ltd. In 2026, we entered into a strategic collaboration with COL Ltd (“COL”), a leading media and entertainment company, to advance the development and distribution of microdrama content. Through this partnership, COL contributes its extensive portfolio of IP, production expertise, and market reach, while the Company provides its Over-the-top (OTT) infrastructure, enabling rapid deployment of branded microdrama applications and distribution networks.

Together, the parties aim to co-develop and localize microdrama content, leveraging COL’s storytelling capabilities and audience insights alongside the Company’s scalable technology and user experience expertise. This collaboration is intended to accelerate content production cycles, expand cross-border distribution, and introduce new monetization models for microdrama-driven engagement. Management believes that by integrating premium IP with a unified production and technology stack, the partnership will unlock new value for brands, media owners, and platforms, and further strengthen the Company’s position in building a scalable story economy.

History and Corporate Structure

Our Group’s history began in 2014 when we launched a social streaming mobile application with a focus on empowering users to share their lives while interacting with their audience in real time. Recognizing a significant potential in e-commerce, we redirected our focus in 2018 towards business-to-business and providing live commerce and shoppable short video solutions (“BeLive Solutions”) to international retail companies and the e-commerce marketplaces. Our BeLive Solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online businesses and to curate unique videos that may also be aired real-time as they are simultaneously being recorded, for anytime instant replay. We categorize our BeLive Solutions into (i) an enterprise-grade BeLive White Label Solution which is customized to meet a customer’s unique requirements and which can be integrated into their existing internal system and (ii) a cloud-based software-as-a-service solution (“BeLive SaaS Solution”) for customers who are looking for a quick and cost-effective live commerce and shoppable short video solution without the necessity of building their own infrastructure and technology stack. We have recently expanded our solution offerings to content production through our new business unit, BeLive AI Studios.

Our mission is to be an industry leader in designing, developing, and providing integrated technology solutions for the retail and entertainment industries.

Corporate Structure

BeLive Cayman was incorporated on February 24, 2023 under the laws of the Cayman Islands. BeLive BVI was incorporated on March 7, 2023 under the laws of the BVI and has been a direct wholly owned subsidiary of BeLive Cayman since incorporation.

Our Operating Subsidiaries are BeLive Singapore, which was incorporated on June 18, 2014 under the laws of Singapore, BeLive AI Studios, which was incorporated on July 7, 2025 under the laws of Singapore, and BeLive Vietnam, which was incorporated on June 16, 2021 under the laws of Vietnam and which has been a wholly owned subsidiary of BeLive Singapore since incorporation. Through our Operating Subsidiaries, BeLive Cayman primarily engages in the development and provision of live commerce, shoppable short video solutions, bespoke solution-driven software development, and content production.

On June 9, 2023, as part of a reorganization prior to our IPO, BeLive BVI acquired all of the shares of BeLive Singapore from FTAG Ventures Pte. Ltd., Kenneth Teck Chuan Tan, and several other minority shareholders in exchange for shares of BeLive Cayman in the same proportion as their respective shareholdings in BeLive Singapore. Upon completion of such reorganization, BeLive Singapore became a wholly owned subsidiary of BeLive BVI.

In anticipation of our IPO, we:

(i)	amended our Memorandum of Association to change the authorized share capital to $50,000 divided into 100,000,000 ordinary shares of a par value of $0.0005 each, effective February 18, 2024;
(ii)	effected a 5:1 Reverse Split as of February 18, 2024 resulting in 7,985,241 Ordinary Shares outstanding, which have been retroactively restated to the beginning of the first period presented herein; and
(iii)	changed the authorized share capital to $500,000 divided into 1,000,000,000 ordinary shares of par value of $0.0005 each effective June 20, 2024.

The economic rights of our ordinary shares held by each shareholder prior to and after the Reverse Split remained unchanged, which rights include, but are not limited to, dividend, liquidation, and conversion rights.

BeLive Singapore

BeLive Singapore was incorporated in Singapore on June 18, 2014 as a private company and serves as our corporate headquarters with primarily responsibility for overseeing the Group’s operations, marketing and sales, and customer servicing.

BeLive Vietnam

BeLive Vietnam was incorporated in Vietnam on June 16, 2021 and is responsible for technical development, research of emerging technologies, and integration techniques for live and video technology.

BeLive AI Studios

BeLive AI Studios was incorporated in Singapore on July 7, 2025. It is a global production company redefining storytelling by creating narratives used in the production of TV commercials, music videos, branded content, and short films. BeLive AI Studios is also in the business of global distribution and production of microdrama content.

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

Our Company

Overview

We are a leading technology solution provider for live commerce and shoppable short videos headquartered in Singapore. With our purpose-built solutions, we strive to create value for our customers by enabling them to reach and engage their target customers and meet their evolving business and technology needs. Our solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online business, and to curate unique videos, leading to more traffic and better shopping experiences on their platforms. With the incorporation of our new business unit, BeLive AI Studios, we have expanded our solutions offering to content production.

Our Products and Solutions

We categorize our solutions into an enterprise-grade BeLive White Label Solution, a cloud-based BeLive SaaS Solution and BeLive AI Studios’ Content Production and Distribution Solution.

BeLive White Label Solution

For customers with high demand for customized live commerce and shoppable short videos solutions, we provide them with bespoke solutions that can be integrated with their internal systems and offered through a White Label approach, made-to-measure for each unique customer’s needs. We follow a typical workflow to develop our BeLive White Label Solution which involves: (i) the formulation of business case; (ii) customization and development; (iii) technical implementation; (iv) user acceptance; and (iv) the provision of maintenance and support services.

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

A key account management (“KAM”) employee is then designated to handle each of our BeLive White Label Solution projects. Our KAM is responsible for establishing the project specification which sets out the specifications required by the customer, i.e., the functionalities, features, and display layout requirements. The specifications will be reviewed and approved by our product management team, development team, and chief executive officer, Mr. Kenneth Teck Chuan Tan. Throughout our internal approval process, our KAM regularly communicates with our customer to ensure consistency with the customer’s requirements.

Based on the specifications required by our customer, our development team works on software design and engineering of the BeLive White Label Solution, which includes the backend operation system, production servers, monitoring and analytics platform systems, and front-end mobile application for iOS and Android platforms and web components. Our KAM and project manager communicate with and receive feedback from our customer throughout the whole design and development process of the BeLive White Label Solution.

(iii)	Technical implementation

As a next step, we install, configure, and integrate the BeLive White Label Solution into the customer’s IT environment. We will then document the technical design in writing and provide the customer with administration instructions and training materials to enable it to administer the BeLive White Label Solution in its IT environment. Generally, the duration of the technical implementation stage varies from four to eight weeks, depending on factors including scope of work and technical complexity.

(iv)	Acceptance

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

Once the customer has agreed to the UAT plan, it will perform UAT while we provide support and training where necessary. If problems are discovered during the test, we will fix the problem and perform UAT again to the satisfaction of the customer. After UAT is fully completed and successful, the customer will confirm user acceptance and our technical implementation services are considered completed. The BeLive White Label Solution will then be deployed to the live server.

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

When the end-users encounter problems with the BeLive White Label Solution, they may contact our KAM directly, through telephone or email. Our KAM will redirect the problems to the relevant technical staff from our development team. Our technical staff will then carry out problem diagnostics by gathering system log, trace, or screen capture and try to resolve the problem remotely. If such problem cannot be tackled over telephone, email, or remote access, our technical staff may have to provide on-site support.

We generate revenue from our BeLive White Label Solutions primarily from the following three streams:

(a)	Customization and integration - We charge our customers a fixed fee, payable according to milestones, for the customization and integration of our BeLive White Label Solution onto our customers’ platform (the “Integration Services”).

(b)	Licensing and maintenance - We charge our customers a monthly fee (the “Licensing and Maintenance Fee”), payable every six months, for the granting of a worldwide, limited, non-exclusive, non- transferable, non-sub-licensable right to use our proprietary live commerce and shoppable short video technologies (“BeLive Singapore”) and the provision of maintenance and support services. The Licensing and Maintenance Fee commences upon the completion of the Integration Services.

(c)	Usage - We charge our customers a usage fee, payable each month, based on the hourly usage of our live commerce and/or shoppable short video recording services per user.

BeLive SaaS Solution

Building upon our strong technological capabilities and analytical insights into user’s behaviors and preferences, we enhanced several of the commonly used features that we had built for our enterprise customers and in 2022 we launched a cloud-based BeLive SaaS Solution targeted at the retail industry. This cloud-based BeLive SaaS Solution is light code and is readily available for use on any website or mobile application as an iframe. Generally, we can deploy the BeLive SaaS Solution to a customer’s platform in less than 24 hours upon engagement.

Our BeLive SaaS Solution can be easily integrated using a few lines of code, which enables our customers to seamlessly connect to and use our technology solutions without the need for reconfiguration or adjustment permitting them to integrate live and interactive videos directly onto their platforms, such as mobile applications and websites, while also maximizing their reach by simultaneously broadcasting their live video content to social media platforms. Leveraging the advantages of being a SaaS solution, the BeLive SaaS Solution offers our customers the low costs of ownership while avoiding the significant upfront costs and considerable investment associated with building their own infrastructure and technology stacks from scratch.

Upon signing of the engagement agreement, new customers will be onboarded by our KAM team. The KAM team will walk the customer through the functions and the various features that are available, including training sessions on how to operate the content management system dashboard (the “Dashboard”), which typically takes one to two days following deployment of the BeLive SaaS Solution to our customers’ platforms. After onboarding, our customer will receive an email and password to access the Dashboard as an administrator. The administrator can then, through the Dashboard, create host accounts for the content creators, such that they can host the live streams that have been scheduled without having access to any sensitive information the customer might have on the Dashboard.

The content creators can then “go live” via BeLive’s LORA mobile application with streaming rights being assigned to them.

We generate revenue from our BeLive SaaS Solutions primarily from the following three streams:

(i) Onboarding - We charge our customers a fixed onboarding fee, payable upon engagement, for the delivery of our BeLive SaaS Solution.

(ii) Licensing and maintenance - We charge our customers a monthly subscription fee, payable every six months, for the granting of a worldwide, limited, non-exclusive, non-transferable, non-sub-licensable right to use the BeLive Solution and the provision of maintenance services.

(iii) Usage - We charge our customers a usage fee, payable each month, based on hourly usage of our live commerce and/or shoppable short video delivery services per user.

Features and functionalities

Basic features and functionalities

Basic features and functionalities such as (i) social commerce; (ii) interactive features; and (iii) content and data analytics are available in both our BeLive White Label and SaaS Solutions. In addition, our BeLive White Label Solutions also allow for new features and functionalities to be developed and the ones mentioned below may not be exhaustive.

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

Our customers use (i) shoppable short videos primarily to achieve considerable exposure to viewers of their brands, businesses, or products; and (ii) live streams to market and promote products and interact with potential buyers in real time, explaining the value of the product and addressing their questions, thereby helping viewers to make purchase decisions. Social activity among streamers/short video creators and viewers during live streams/short videos also facilitate transactions by creating a lively atmosphere and providing product validation.

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

(i)	Likes, shares, and follows - Viewers can like content to support streamers/short video creators by sending a “heart.” Viewers can also share interesting or useful content with other people. The follow function allows viewers to follow a content creator and see all of their content and updates to their posts and activities on the customer’s platform as well as receive notifications when the content creator uploads new content. Likes, shares, and follows all contribute to social connections and user engagement.

(ii)	Comments - Viewers may leave comments to a short video to share their reactions and communicate with other viewers who have similar interests and needs. A viewer can also like a comment, and comments with most likes get placed further up the comment thread. A viewer may also reply to another viewer’s comment to continue a particular conversation in the comments section. In live streaming rooms, viewers comment and communicate with each other and interact with the streamer in real time.

(iii)	Polling, rating, and quiz - We are capable of providing polling, rating, and quiz functions which enable streamers/short video creators to engage with viewers during live streams/short videos more directly and create a fun and lively experience and a more personal environment.

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

Enhanced features and functionalities

Enhanced features and functionalities such as (i) loyalty rewards; (ii) virtual gifting; (iii) ticketing; and (iv) virtual host are some of the developments that we are capable of providing to our White Label customers:

Loyalty rewards

We are capable of integrating the customer’s existing loyalty reward program into our BeLive White Label Solutions, which can be repurposed with different use cases such as enabling viewers to earn loyalty points by watching a live stream/short video for a certain period of time, making loyalty point redemption purchases, or sending virtual gifts using reward points via the live stream. This will allow our customers to fully integrate their existing reward program into their live commerce ecosystem seamlessly.

Virtual gifting

We are capable of providing a virtual gifting function for live streams. Viewers purchase virtual items and gift these virtual items to streamers as a gesture of friendship, appreciation, admiration, or support. We offer a wide variety of virtual items on our customers’ platforms at difference price points. Our diverse selection of lower-priced virtual items makes it easy for viewers to show appreciation for each other through small gifts and allow viewers to familiarize themselves with the gifting function, while higher- priced virtual items give a chance for streamers to obtain peer recognition during a live stream. We are also capable of releasing new virtual items related to current events and cultural trends.

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

Our virtual host can be used to narrate content through a script and embed it in product videos that will keep the viewers captivated with a mix of educational and entertaining content, including interesting facts and information about the topic or product.

BeLive AI Content Production and Distribution Solution

Building upon our strong foundation in video technology, storytelling, and audience engagement, we launched BeLive AI Studios, our content production arm focused on creating high-impact, narrative-driven video content for brands, media owners, and platforms. BeLive AI Studios combines cinematic storytelling with data-driven insights to produce content that is not only visually compelling but also optimized for engagement, retention, and conversion across digital channels.

Our content production solution is designed to be modular and scalable, supporting a wide range of formats including microdramas, branded entertainment, live commerce shows, and short-form video series. Leveraging our proprietary infrastructure and understanding of viewer behavior, we are able to develop content that aligns closely with platform algorithms and audience consumption patterns. From concept development to post-production and distribution, BeLive AI Studios provides an end-to-end solution that enables our partners to bring stories to market efficiently and effectively.

Upon engagement, customers are onboarded through a structured creative and production workflow managed by our production and account teams. This includes discovery sessions to align on brand objectives, audience targeting, and narrative direction, followed by scriptwriting, casting, production planning, and execution. Our team works closely with clients throughout the process, ensuring that creative output aligns with both brand identity and performance objectives. Production timelines vary depending on scope, but are optimized for rapid turnaround, particularly for short-form and microdrama content.

We generate revenue from our BeLive Studios content production services primarily through the following streams:

(i) Production fees – We charge project-based fees for content creation, covering pre-production, production, and post-production services.

(ii) Content licensing and distribution – We generate revenue through licensing of produced content across different platforms and distribution networks, including microdrama applications.

(iii) Content monetization and revenue sharing – We participate in downstream monetization models, including brand sponsorships, platform revenues, and performance-based campaigns tied to content engagement and conversion.

Features and functionalities

Core content production capabilities

We provide end-to-end production services that transform brand and business objectives into emotionally resonant narratives. Our capabilities span ideation, scripting, casting, filming, editing, and post-production, ensuring a seamless workflow from concept to final delivery. Our creative approach is inspired by cinematic storytelling, designed to evoke emotional connection while delivering measurable business outcomes.

Narrative-driven formats

We specialize in formats that blend entertainment with commercial intent. This includes microdramas designed for episodic engagement, branded storytelling that integrates products organically into narratives, and live commerce content that combines real-time interaction with storytelling elements. These formats are optimized for digital-first platforms and short attention spans while maintaining depth and emotional impact.

Enhanced capabilities

Microdrama ecosystem integration

Content produced by BeLive Studios can be directly deployed within the microdrma ecosystem, enabling immediate distribution and monetization. This creates a seamless pipeline from production to audience engagement, allowing partners to launch their own microdrama platforms or integrate content into existing applications.

AI-assisted production

We incorporate AI tools to enhance various stages of production, including script assistance, subtitle generation, and content development. This enables faster turnaround times and supports multi-language distribution across different markets.

Brand and IP development

We support clients in developing original IPs and long-term content strategies, enabling them to build sustained audience engagement beyond single campaigns. This includes character development, story universe creation, and cross-platform content planning.

Through BeLive Studios, we aim to redefine how content is created and consumed by integrating storytelling, technology, and data into a unified production framework, enabling our partners to connect with audiences in more meaningful and scalable ways.

Technology

We use video and live streaming technologies, big data analytics and AI extensively in various aspects of our operations.

High-definition video and proprietary video compression technology

Our solutions are designed to run smoothly on all types of mobile phones and support high quality short video playback and low latency live streaming. We have also developed a set of proprietary algorithms to adjust lighting and color hue to improve the quality of videos shot in extreme conditions or by low-end mobile phones. We provide end-to-end support of filming, editing, uploading, and playback of high-definition 1080p videos, which caters to increasing demand from users for a highly immersive video watching experience. We developed a video codec which can significantly reduce the size of the media files given the same subjective quality and improve the smoothness of video playback.

Advanced live streaming capability

In response to the diverse needs of live streaming scenarios and network conditions, we developed a proprietary transmission protocol and an adaptive bitrate streaming standard for our live streams, using advanced technologies such as multiple stream control algorithms, congestion control algorithms, adaptive fault-tolerant algorithms, and multi-bitrate adaptive algorithms, while also accounting for multiple variables such as encoding standards, network speeds, and business requirements. We also utilize joint source channel coding technology to adapt the quality of streaming sources with the fluctuation of network conditions encountered in the real world, significantly improving the upload speed and transmission stability of live streaming signals on weak networks. As a result, we can provide a live streaming experience that is smoother with higher resolution and lower latency. Our technological innovations in live streaming have resulted in outstanding performance on our customers’ live streaming platforms and increased average time spent per day by our users.

Big data and audience sentiment engine

Due to the nature of the solutions we offer, we require large amounts of storage and computing resources to process a high throughput of data being generated every day on our customers’ platforms, including to process (i) multimedia data such as videos to enhance our video streaming quality and improve our analysis and understanding of video content; and (ii) mass user behavioral data on our customers’ platforms for analysis, to run computationally complex processes and algorithms for recommendations, searches, and other functions, and to build a highly efficient data warehouse in support of smart and insightful data and sentiment analysis to drive fast iterations of our solutions. Our audience sentiment engine that focuses on AI technology was jointly developed with AI Singapore.

AI-powered content creation tools

Our machine learning, computer vision, and computer graphics capabilities have enabled us to offer a wide array of content creation tools such as beautification functions, smart filters, stickers, human-computer interactions, and augmented reality and mixed reality effects. These carefully designed innovative features have fostered a highly interactive and enjoyable experience and motivated users to create more vibrant and inspirational content that attracts more users, which in turn fueled further growth in creative content on our customers’ platforms.

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

Our development team is comprised of highly skilled engineers and IT professionals with extensive experience in mobile application and live videos and video-streaming software development and data analytics. To complement the existing technology in our solutions and to supplement our internal expertise, we are also looking to collaborate with third-party institutions and have collaborated with AI Singapore in 2021 on a research project titled “BeLive Audience Sentiment Engine (B.A.S.E.)” (the “Project”) by entering into a research collaboration agreement with AI Singapore, with an aim to allow businesses hosting livestreams to obtain useful insight and analytics on viewers’ sentiment on different aspects of the stream, such as understanding how well-perceived the stream is, the effectiveness of their stream or host, and further identifying consumer needs and product marketing opportunities. This Project has since been completed and deployed onto our technology stack. Such collaboration enabled deep knowledge transfer between the engineering team from AI Singapore and our engineers and we will continue to develop and enhance the model over time.

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

Our Customers

Our customers primarily comprise local and renowned international brands that are based in Asia, Oceania, and Europe. They primarily consist of direct-to-consumers brands, e-commerce platforms, and broadcasters. A large majority of our customers are retail and e-commerce businesses which utilize our solutions to engage with their target customers. The remainder of our customer base includes use cases in other sectors such as real estate, finance, and social platforms.

The breakdown of our revenue by geographic region for the financial years ended December 31, 2025, 2024, and 2023 is as follows:

	For the financial year ended December 31,
Geographic region	2025	2024	2023
Asia & Oceania	100%	99%	97%
Europe	-%	1%	3%

For the financial years ended December 31, 2025, 2024, and 2023, customers who contributed over 10% of the total revenue of the Group accounted for approximately 66%, 79%, and 63% of the Group’s total revenue, respectively. Revenue from customers contributing over 10% of the total revenue of the Group for the financial years ended December 31, 2025, 2024, and 2023 is as follows:

	For the financial year ended December 31,
	2025	2024	2023
Customer A	-%	-%	31%
Customer B	-%	13%	16%
Customer C	22%	*	*
Customer D	-%	-%	16%
Customer E	*	44%	*
Customer F	-%	22%	*
Customer G	13%	*	*
Customer H	12%	*	*
Customer I	12%	*	*

* refers to customers who contributed less than 10% of the total revenue of the Group

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

Sales and Marketing

The focus of our marketing efforts is to further strengthen our brand recognition as a leading provider of live commerce and shoppable short videos. To expand our ecosystem to connect with enterprises and other marketing partners, we are dedicated to promoting our solution to target customers through a variety of channels:

(i) Strategic Alliance Marketing - We benefit from a large network of strategic alliances in the ecosystem who generally have strong willingness to refer their own customers and partnering institutions to us as this also benefits their own businesses. We have built solid business relationships from three pillars, including brand alliances, media buy alliances, and audience generating alliances, comprised of multi-channel networks, cloud service providers, marketing agencies, content creation and production companies, and mainstream media. Through their referrals, we are able to expand our customer base and address their needs for live commerce or shoppable short video solutions, for instance, our marketing agencies alliances introduce us to their clients as a technology solution to inject into marketing campaigns. This allows our business to grow exponentially while controlling customer acquisition costs.

(ii) Inbound Marketing - We also generate interest and acquire new customers from promotions in events and conventions, as well as content marketing by placing paid advertisements on social media and other selected platforms such as google ads and display ads network.

(iii) Outbound Marketing - Our business development team is constantly outreaching and nurturing our list of prospective clients with content and information that align with their interests, with an aim to bringing us the opportunity to converse with such prospects regarding our offerings.

We aim to continue to implement cutting edge technologies, introduce interactive interfaces and tools, and improve user experience in order to generate traffic and sales for our customers, with a goal to increase our active user base and attract prospective customers.

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

Advance our video and live streaming technologies

We believe that advancing our video and live streaming technologies using our research and development capabilities and engineering expertise are vital in maintaining our long-term competitiveness and driving our business growth. Continued development of our technological capabilities in areas such as personalized recommendation, content and data analytics, and sentiment analytics, will improve our user experience and engagement. Ongoing updates to our video compression and live streaming technologies will provide an enhanced user experience by ensuring high video quality, lower latency, faster upload speed, and transmission stability under various network conditions. Improvements to our machine learning, computer vision, and computer graphics capabilities will provide new and attractive content creation tools to our users and will further encourage content creation and interaction among users on our customer’s platform. We will scale up and enhance our network infrastructure as the amount of data generated and stored on our customer’s platform continues to grow.

Selectively pursue strategic alliances

To complement our organic growth, we will continue to selectively pursue strategic alliances that can strengthen our technological and content production capabilities, and broaden our customer base and solution offerings, as well as our ecosystem generally. We will continue to seek out potential strategic alliances that are complementary to and have synergies with our current business and that will help us attract and retain customers. By expanding our ecosystem, we will continue to grow our business and further provide value to our customers by providing them with more diverse and improved solutions.

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

On December 18, 2025, we were certified with the ISO/IEC 27001:2022 certification for our interactive live-streaming and video-commerce platforms. This certification confirms that our interactive live-streaming and video-commerce platforms are governed by an independently audited information security management system aligned with international best practices.

We believe our strong track record in providing live commerce and shoppable short videos will facilitate the promotion and demand for our products with both existing and new customers, as well as the expansion of our business. We will continue to develop enhanced and additional solutions for different industry end-use applications and to meet the needs of our customers across various industries by expanding our solution product portfolio.

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

Technology innovation, application, and research and development capabilities

We have invested significant resources in our research and development capabilities in video and live streaming technologies, big data analytics, AI, and other technologies. Our audience sentiment engine, which focuses on AI technology, was jointly developed with AI Singapore. The technologies have directly contributed to the acceptance of our BeLive Solutions and our users’ experiences.

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

As collection of first party data becomes a priority in marketing analytics for businesses, our technologies enable us to process a high throughput of data being generated every day on our customers’ platforms. This permits us (i) to process multimedia data such as videos to enhance our video streaming quality and improve our analysis and understanding of video content; (ii) to process mass user behavioral data on our customers’ platforms for analysis, to run computationally complex processes and algorithms for recommendations, searches, and other functions; and (iii) to build a highly efficient data warehouse in support of smart and insightful data and sentiment analysis to drive fast iterations of our solutions.

In 2021, we entered into a research collaboration agreement with AI Singapore for a period of nine months, pursuant to which both parties provided funding, manpower, and resources on the research project titled “BeLive Audience Sentiment Engine (B.A.S.E),” to allow businesses hosting livestreams to obtain useful insight and analytics on viewers’ sentiment on different aspects of the stream, such as understanding how well-perceived the stream is, the effectiveness of their stream or host, and further identifying consumer needs and product marketing opportunities. These technologies allow our customer’s platform to continue to scale and are an important aspect of our technological and data advantages. Pursuant to the research collaboration agreement, we owned the intellectual property rights of the Project (the “Project IPR”), and we should make reasonable effort to internally deploy or commercialize the Project IPR for a period of three years from the date of completion of the Project and deliver to AI Singapore a report detailing such internal deployment or commercialization activities on an annual basis. This Project has since been completed and deployed onto our technology stack and we plan to fully commercialize the capability within our BeLive White Label and SaaS Solutions.

Leveraging computer vision and machine learning, we offer a wide array of beautification functions, smart filters, stickers, human computer interactions, and augmented reality and mixed reality effects that make video content even more lively for our users. These features foster an interactive and enjoyable experience for content creators and viewers, which in turn contribute to the richness of content and interactivity in our ecosystem.

Broad strategic alliances and relationship network

We have developed a robust network of strategic partnerships and collaborations that strengthen our ecosystem across content, data, and technology, enabling us to continuously enhance our solutions and expand our market reach. These alliances allow us to integrate advanced capabilities into our offerings while also creating new channels for customer acquisition and industry collaboration.

Our partnership with Istana Partners supports strategic growth initiatives and market expansion, while our collaboration with Insight Lab, Inc. enhances our capabilities in data analytics, artificial intelligence, and data-driven decision-making. Our strategic alliance with Neosapience, a Korean company specializing in AI-powered content creation solutions, provides us with the capability to integrate AI voices and virtual human features into our offerings, enabling more immersive and scalable content experiences.

Through our collaboration with COL Ltd., we leverage premium intellectual property, production expertise, and regional distribution strength to scale microdrama content across key markets. In addition, our partnerships with NewUnivrs and Chop Chop Systems strengthen our production and technology pipeline within the Yeon ecosystem, with NewUnivrs contributing creative development and production capabilities, and Chop Chop Systems enabling platform integration and scalable deployment of microdrama applications.

We believe that these strategic alliances not only enhance the value of our solutions but also create mutually beneficial opportunities for our partners, who are incentivized to collaborate and refer customers as part of a shared growth ecosystem.

Experienced and committed management team

We have an experienced management team, led by Mr. Kenneth Teck Chuan Tan, our Chairman and Chief Executive Officer, who has been instrumental in spearheading the growth of our Group. He has over eight years of experience in the live streaming, short videos, and e-commerce industries, and has held significant positions in leading corporations such as DeNA. Mr. Kenneth Teck Chuan Tan is primarily responsible for the planning and execution of our Group’s business strategies, including product development, as well as managing our Group’s relationships.

Our other core executive team members also possess rich management experience from companies such as Samsung, Nexstreaming, and the Singapore Ministry of Education.

As a company with roots in live streaming, short videos, and e-commerce, our corporate culture represents a confluence of entrepreneurship, creativity, and strong execution capabilities. We are driven by a firm commitment to integrity and efficiency, which allows us to continuously evolve and adapt to the fast-changing Internet and e-commerce arena.

Stable relationships with our major customers

Since 2018, we have developed stable relationships with our major customers. We believe that our industry knowledge and ability to design, develop, and produce live commerce and shoppable short videos, to meet our customers’ requirements and specifications, and our ability to integrate these solutions have been the key drivers for customers to utilize our BeLive Solutions.

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

Intellectual Property

We rely on a combination of copyright and trademarks, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. As of the date of this Annual Report, we have registered the trademark “BeLive” in eight jurisdictions, being Australia, Indonesia, Israel, Japan, Philippines, Singapore, Taiwan, and the United States. We have also registered the same trademark with the Madrid System of the World Intellectual Property Organization and have designated its application to Australia, Israel, Japan, Malaysia, Philippines, Thailand, the United States, and Vietnam. In relation to the copyright which may subsist in our solutions, we are willing to grant our customers the license to use such copyright in our customer contracts where necessary.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property in violation of our rights. In the event of a successful claim of infringement against us, or our failure or inability to develop non-infringing intellectual property or to license the infringed or similar intellectual property on a timely basis, our business could be harmed.

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

Employees

The following table sets forth a breakdown of our full-time employees by function and geographic location as of December 31, 2025:

	Number of Employees
Function	Singapore	Vietnam	Total

Management	4	1	5
Sales and Marketing	3	1	4
Project Management	2	1	3
Technical and Development	0	16	16
Finance, human resources, and administration	2	2	4

Total	11	21	32

We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions.

In addition to salaries and benefits, certain employees may be granted options to purchase our Ordinary Shares pursuant to the Company’s share option scheme 2023 (“Share Option Scheme 2023”) subject to the terms and conditions of the Share Option Scheme 2023. Additionally, we are required under Singapore law to make monthly contributions to the central provident fund based on legislated rates for our employees who are Singapore permanent residents. For BeLive Vietnam, we provide performance-based bonuses for our full-time employees on a yearly basis.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past.

Labor unions, labor, and safety incidents

We have not set up a labor union for employees. We strive to maintain good relationships with our employees and provide them with a safe working environment. During the fiscal years ended December 31, 2025, 2024, and 2023 and through the date of this Annual Report, our Operating Subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to material disruption of operations or claims against our Operating Subsidiaries.

Competition

As a leading player in the fast-growing live commerce and shoppable short videos industry, we face competition from providers of similar services including but not limited to Bambuser and Firework. Our competitors may compete with us in a number of ways, including conducting promotions for their brands and solutions and other marketing activities. They may also attract enterprises through favorable fee arrangements and enter into exclusive contracts with them.

Some of our overseas competitors may have greater financial, marketing, or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences and devote more resources towards the development and promotion of new solutions than we can.

The industry is still at a development stage with our competitors operating in different domains and countries, serving varying enterprises and customer groups. We will remain competitive and attract, engage, and retain customers with the diversity of our product features, quality of user experience, brand reputation, and active customer relationship management. Our suite of services goes beyond providing an interface and focuses on providing answers best suited to the marketing needs of our clients.

Facilities

Our principal executive offices are located in Singapore and Vietnam. These facilities have an aggregate of approximately 3,545 square feet and currently accommodate our management headquarters, as well as most of our product development, sales and marketing, and general administrative activities. Our main IT infrastructure includes cloud platforms on which our solutions operate and other microservices. We subscribe for such services from major cloud infrastructure providers and other microservices providers globally.

We lease all of the facilities that we currently occupy. We have entered into a license agreement for our Singapore office situated at 26A Ann Siang Road, #03-00, Singapore 069706 from April 1, 2024 to December 31, 2026 at a monthly rent of S$8,000. We have also entered into a new lease agreement for our Vietnam office situated at 1st floor of WMC Tower, 102A-B-C Cong Quynh Street, Pham Ngu Lao Ward, District 1, Ho Chi Minh City, from January 20, 2025 to January 19, 2028. The monthly base rent under such lease is 37,710,000 VND until January 19, 2027 and 39,970,000 VND from January 19, 2027 until January 19, 2028 (approximately S$1,900 and S$2,000, respectively), exclusive of management charges. We believe that our existing facilities are generally adequate to meet our needs for the foreseeable future.

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

Litigation

On March 24, 2026, Plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (Patrick Shane Johnson, et al. v. Syla Technologies Co., Ltd., et al. (New York County Sup. Ct. Index No. 153671/2026). Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals. Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the Company for violations of Sections 11 and 12 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the Company’s registration statement or prospectus issued in connection with the Company’s initial public offering. More specifically and similar to all of the named defendants-issuers, Plaintiffs allege that the Company purportedly failed to disclose that the Company’s shares were susceptible to pump-and-dump schemes, which Plaintiffs allege purportedly occurred and which schemes were conducted by unknown individuals, or the defendants themselves. The Company has not yet been formally served with the Summons and Complaint filed in the action. Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

As of the date of this Annual Report, other than the class action lawsuit described above, there are no material proceedings to which the Company, any director or officer of the Company, or any associate of any such director or officer, is a party that is adverse to our Company or any of our subsidiaries or that has a material interest adverse to our Company or any of our subsidiaries. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No current director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No current director or executive officer has been the subject of any order, judgment, or decree of any court permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, or securities or banking activities during the past ten years. No current director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

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

Laws and Regulations Relating to Our Business in Singapore

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

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted. Further, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work who earn S$2,100 or less a month. Failure to provide adequate insurance is an offense carrying a fine of up to S$10,000 or imprisonment for a term of up to 12 months, or both. For further information on our Group’s insurance policies, please refer to the section headed “Business – Insurance.”

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

Trademarks may be protected both under the Trade Marks Act 1998 of Singapore (the “TMA”) and under common law. These two systems are independent of each other. Protection under the TMA is conditional upon registration of the trademark with the Registry of Trade Marks within the IPOS. There are three key criteria for registration: the subject matter must be (a) a “trademark,” which is any sign capable of being graphically represented that is used, or proposed to be used, by a trader to distinguish his goods or services from those of other traders; (b) “distinctive,” if it is not descriptive of those goods or services. It is a question of degree in every case whether the sign is so descriptive of the goods or services in question that it will be refused registration; and (c) does not conflict with an earlier trademark, that is an earlier registered trademark or a trademark (whether registered or not) which is well known in Singapore.

Copyrights are protected in Singapore under the Copyright Act 2021. Copyright protection extends to any original work, including computer software and programs. Registration is not necessary for copyright protection in Singapore, but it provides proof of ownership for maximum protection. Under the Copyright Act 2021, the content creator is the default copyright owner, including for all types of commissioned content with the exception of employee-created content created by employees in the course of their employment, in which case the employer is the default copyright owner.

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

Corporate Tax

With effect from year of assessment 2010, a company is taxed at a flat rate of 17% on its chargeable income regardless of whether it is a local or foreign company. Eligible companies enjoy partial tax exemption prevailing from time to time at reduced tax rates for part of the chargeable income. In addition, the Singapore government from time to time also grants companies corporate income tax rebates. Since 2021, the Singapore Government has stopped giving rebates.

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

Goods and Services Tax

The Goods and Services Tax (“GST”) in Singapore is a consumption tax levied on the import of goods into Singapore, and nearly all supplies of goods and services in Singapore at the prevailing rate of 7%. The Singapore government announced in Budget 2018 that the GST rate will increase from 7% to 9% sometime between 2021 and 2025, and further announced in Budget 2020 that the GST rate will remain at 7% in 2021. In Budget 2022, the Singapore government announced that the GST rate will be increased from 7% to 8% with effect from 1 January 2023, and from 8% to 9% with effect from 1 January 2024. The GST rate in Singapore remains at 9% in 2025 and 2026.

Laws and Regulations Relating to our Business in Vietnam

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Vietnam.

Laws and regulations relating to our operations

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

On November 19, 2015, the Vietnam National Assembly issued the Law on Cyber Information Security, which sets forth regulations on cyber information security. Accordingly, individuals and companies must implement measures to assure the security of cyber information. For example, entities providing information technology services must comply with regulations on the storage and use of personal information, apply blocking and handling measures upon receipt of a notice that sending such information is illegal, and implement measures to allow recipients to refuse the receipt of information. The regulation that attracts the most concern by businesses and public opinion requires that any on-shore and off-shore entity that collects, uses, analyzes, or processes: (i) personal information data; (ii) service users’ relations; or (iii) data created by service users, must store those data within Vietnam.

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

On March 7, 2022, the government of Vietnam issued a resolution to approve, amongst others, the contents of the draft decree on personal data protection by the Ministry of Public Security, following which the decree on personal data protection is expected to be put into effect in the near future.

On April 17, 2023, the government passed the Decree No. 13/2023 on protection of personal data, which came into effect on July 1, 2023 (“Decree No. 13/2023”). This decree imposes significant changes and numerous obligations on entities in the collection, analysis, processing, and storage of personal data.

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

The fundamental principles for the processing of personal data are as follows: (i) the personal data shall be processed for the purposes that have been registered and declared by controllers, processors, the controller-cum-processors, and the third parties; (ii) collection, storage, use, disclosure, and transfer of any information which are the personal data of any individual must be notified to and consented by such individual, unless otherwise required by the competent authority or by law; (iii) the scope and purpose of the collection and use of the personal data of an individual must be clearly and openly notified to and consented by such individual; (iv) the purchase and sale of personal data are prohibited in any form; and (v) the collected information must be protected and secured throughout the processing.

The collection, processing, and use of personal data in the network environment are also subject to the following additional principles: (i) the relevant individual must be informed of the following details: the form and place of data collection and processing, and the scope and purpose of the collection and use of the personal data; (ii) the collected personal data must only be stored for a given period as required by law or as agreed by the relevant parties; (iii) necessary managerial and technical measures must be taken to ensure that personal data shall not be lost, stolen, disclosed, modified, or destroyed; and (iv) necessary measures must be immediately taken upon the receipt of a request to re-inspect, correct, or destroy information; such personal data should not be provided or used until such matter is corrected.

The processing of personal data does not require the data subject’s consent in certain cases: (i) to protect the life and health of the data subject or others in an emergency situation; (ii) disclosure of personal data in accordance with the law; (iii) processing of personal data by competent regulatory authorities in the event of a state of emergency regarding national defense, security, social order and safety, major disasters, or dangerous epidemics; when there is a threat to security and national defense but not to the extent of declaring a state of emergency; to prevent and fight riots and terrorism, crimes, and law violations according to the provisions of law; (iv) to fulfill obligations under contracts of the data subjects with relevant agencies, organizations, and individuals as prescribed by law; and (v) to serve authorities’ operations as prescribed by relevant laws.

If personal data is transferred outside of Vietnam, the sender, who may be controller, the controller-cum-processor, the processor, and the third party, is required to conduct an assessment of the impact of this activity and submit it to the Ministry of Public Security.

Regulations on Intellectual Property Rights

Intellectual property rights in Vietnam are governed by the Law on Intellectual Property, together with certain international agreements to which Vietnam is a signatory (such as Vietnam’s WTO commitments on Trade-Related Aspects of Intellectual Property and the Madrid Agreement Concerning the International Registration of Marks). Since the Law on Intellectual Property passed and came into effect in 2005, it has been amended three times, in 2009, 2019, and 2022.

In Vietnam, not all types of intellectual property rights are required to be registered for recognition and protection.

Copyrights and related rights, trade names, trade secrets, and protection against unfair competition do not require registration.

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

Laws and regulations relating to our investment

Regulations on Foreign Exchange

Vietnam does not possess a fully liberalized foreign exchange control regime, and the use, exchange, and remittance of foreign currencies are regulated by the Ordinance on Foreign Exchange Control and its guiding instruments, along with miscellaneous regulations on inward investment.

The use of, and exchange of foreign currencies for, Vietnamese Dong, is broadly dependent on whether such foreign currencies are used for capital investment purposes or general transactional purposes. Capital investment comprises both indirect investment and direct investment, with direct investment defined as any foreign investment where the investor injects capital or purchases shares or capital from existing shareholders or members of the invested company. Foreign currencies and Vietnamese Dong are permitted to be used for direct investments and only Vietnamese Dong may be used for indirect investments. All capital investments into Vietnam, whether direct or indirect, must be made through specialized investment capital bank accounts, and any dividend distributions and returns of capital from such investments must be made through the same accounts. There are no foreign exchange control or remittance restrictions imposed on amounts held in such investment capital bank accounts.

Vietnamese Dong held in current accounts can generally be freely exchanged for foreign currency and subsequently remitted offshore, provided that the origin of such amounts and the reason for the exchange and remittance are legitimate and legal. Contracts for the supply of goods or services entered into between a Vietnamese individual or company and a foreign company are one of the valid bases for such foreign currency exchange transactions. However, if the Vietnamese company and the foreign company have a parent relationship, such contracts may be considered as related-party transactions and must comply with the requirements for submitting reports as prescribed by Decree No. 132/2020/ND-CP which governs tax administration for enterprises engaged in related-party transactions.

Foreign Investment Policy

Foreign investment into Vietnam will be subject to international treaties to which Vietnam is a member and other domestic laws. According to the Commercial Law 2005, there are three types  of commercial presences that foreign investors are allowed to establish in Vietnam: (i) representative office; (ii) branches; or (iii) establishing new enterprises in Vietnam. Under the Law on Investment 2020, foreign investors may invest in Vietnam in several forms, including (i) establishing new enterprises in Vietnam; (ii) acquiring shares of existing local enterprises in Vietnam; and (iii) entering into public private partnership (PPP) and business cooperation contract (BCC) arrangements.

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

Foreign exchange management for foreign investment activities in Vietnam

Circular 06/2019/TT-NHNN came into effect on June 26, 2019 providing guidance on foreign exchange management for foreign direct investment in Vietnam (“Circular 06”).

Under the provisions of Circular 06, wholly foreign invested enterprises (“FIE”) shall be obliged to open and use direct investment capital accounts (DICAs) at permitted financial institutions with the aim of controlling their investment activities and transactions in Vietnam. DICAs can be opened in Vietnamese Dong or foreign currency. Regarding DICAs in foreign currency, the following revenue and expenditure transactions must be made through DICAs:

(i) Foreign loan receipt and repayment - Any amount of borrowing and repayment of foreign loans of FIEs must be conducted in accordance with the prevailing regulations on foreign loans in Vietnam, which provides that it is mandatory for medium- and long-term loans to go through DICAs but optional for short-term loans;

(ii) Payment for capital transfers in merger and acquisition transactions, except for transactions between non-resident investors. Non-resident investors selling their equity interest in a Vietnamese company to other non-resident investors are permitted to receive the payment of the purchase price directly into their overseas bank accounts (i.e., without transiting through DICAs in Vietnam);

(iii) Investment capital contribution made by foreign investors;

(iv) Overseas transfer of profits and legal revenues from foreign direct investment in Vietnam of the foreign investors; and

(v) Other lawful revenues and expenditures in Vietnam relating to foreign direct investment in Vietnam.

Regulations on Profit Remittance Abroad

Under Circular No. 186/2010/TT-BTC, remittance of profit abroad can be categorized as either (i) annual profit remittance abroad, which is applicable upon the expiry of the relevant fiscal year; or (ii) profit remittance abroad upon ceasing of direct investment in Vietnam, which is a one-time profit remittance to abroad and is applicable when the foreign investors cease their investment activities in Vietnam. In either case, foreign investors shall only be allowed to remit their profits, which they have legally earned through their enterprises, after successfully receiving evidence of tax clearance issued by the tax authorities certifying that all taxes due from their respective enterprises up to the end of the fiscal year have been paid. Foreign investors are required to submit the Notice of Transfer of Profits Abroad to local tax authorities at least seven days before the remittance.

However, not all profits generated during the fiscal year may be remitted abroad. For instance, foreign investors will not be entitled to make remittance of profit abroad if the financial statements indicate that there is a remaining deficit from prior fiscal years.

Under Decree No. 70/2014/ND-CP, if the profits are in Vietnamese Dong, foreign investors are entitled to purchase foreign currencies at permitted financial institutions and remit the profits abroad in foreign currencies provided the remittance is done within 30 business days from the date the foreign currencies were purchased.

Financial Support Provided by Offshore Entities

Financial support in the form of loans, direct cash injections, and guarantees provided by an offshore entity to a Vietnam entity is permitted under Vietnamese laws, including Vietnam’s foreign exchange control regime. Convertible loan to shares is a popular loan settlement option. On September 30, 2022, the State Bank of Vietnam passed the Circular No. 12/2022/TT-NHNN, which replaced the previous regulations. Loans provided by offshore lenders to Vietnam entities with a term of more than 12 months must be registered with the State Bank of Vietnam and must satisfy certain conditions with respect to the term, type, and purpose of the loan. There is no dollar amount limitation imposed on any of the foregoing financial support mechanisms. It is significant to note that loans provided by offshore lenders can be used by the Vietnamese entities to restructure their other foreign debts, but not their domestics debts.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our consolidated financial condition and results of operations for the years ended December 31, 2023, 2024, and 2025 should be read in conjunction with the information included under “Item 4. Information on the Company” and our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report, which were prepared in accordance with IFRS, as issued by the IASB, and presented in Singapore dollars (S$), the Group’s functional currency. The discussion and analysis below are based on comparisons between our historical financial data for different periods and include certain forward-looking statements about our business, operations, and financial performance. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors described in “Risk Factors.” Our actual results may differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

The Company (NASDAQ: BLIV) is a business-to-business (“B2B”) provider of live and video streaming infrastructure and content solutions. Our Group’s history began in 2014 when we launched a social streaming mobile application with a focus on empowering users to share their lives while interacting with their audience in real time. Recognizing significant potential in e-commerce, we redirected our focus in 2018 towards B2B, providing live commerce and shoppable short video streaming solutions (“BeLive Solutions”) to international retail companies and e-commerce marketplaces. In 2025, we expanded our solution to content production and distribution to the media and entertainment industry.

Our BeLive Solutions enable customers to leverage interactive and immersive live and video commerce to enhance their online businesses, allowing them to curate unique video content that can be aired in real time while being simultaneously recorded for instant replay. We categorize our BeLive Solutions into (i) an enterprise-grade BeLive White Label Solution, customized to meet a customer’s unique requirements and integrated into their existing internal systems; and (ii) a cloud-based software-as-a-service solution (“BeLive SaaS Solution”) for customers seeking quick and cost-effective live commerce and shoppable short video capabilities without the need to build their own infrastructure.

In addition to our core technology offerings, we have expanded into content production through BeLive AI Studios, our creative and production arm focused on developing narrative-driven video content, including microdramas, branded storytelling, and AI-enhanced media formats. BeLive AI Studios complements our technology solutions by enabling customers to integrate high-quality, emotionally engaging content with scalable distribution infrastructure, forming a more comprehensive end-to-end ecosystem.

The Company is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts its operations through its wholly owned Operating Subsidiaries, including BeLive Singapore, BeLive Vietnam and BeLive AI Studios. See “History and Corporate Structure” on page 29 of this Annual Report.

Our mission is to be an industry leader in designing, developing, and providing technology and content solutions for live commerce and shoppable short videos.

Factors Affecting Our Performance and Related Trends

We believe that the key factors affecting our performance and financial performance include:

Our ability to attract new customers and retain existing customers

In order to maintain and increase our revenue, we need to continue to retain and attract new customers by means of strategic alliance marketing, inbound marketing, and outbound marketing. A number of factors could adversely impact our ability to successfully implement our marketing efforts, such as inability of our sales and marketing team to effectively interact with potential customers, or potential customers not finding our products and services sufficient to meet their needs. If we are unable to successfully market our solutions, whether due to failure to maintain and expand relationships with our partners and alliances or failure to adjust our strategy in order to meet the needs of current and potential customers, our ability to retain and attract new customers may be undermined, which would adversely affect our business and results of operations. For further information on our sales and marketing strategies, please refer to the section headed “Business - Sales and Marketing.”

New and repeat customers accounted for 75% and 25%, respectively, of our total number of customers for the year ended December 31, 2025, 54% and 46%, respectively, of our total number of customers for the year ended December 31, 2024, and 28% and 72%, respectively, of our total number of customers for the year ended December 31, 2023.

For the years ended December 31, 2025, 2024, and 2023, customers who contributed over 10% of the total revenue of the Group accounted for approximately 59%, 79%, and 63% of the Group’s total revenue, respectively.

As a result of these close and stable relationships with our existing customers, we are able to receive recurring business from our existing customers. If we are unable to maintain close and stable relationships with our existing customers, our business and results of operations may be adversely affected.

Our ability to help our customers to enhance viewer engagement

The engagement of viewers (potential customers of our customers) is significant to our business and results of operations. As a technology solution provider for live commerce and shoppable short videos, the level of viewer engagement with our customers’ content affects our revenue and profitability. In order for our customers to enhance viewer engagement, we provide analytical tools that enable our customers and marketers to track and study first-party behavioral data and to create content that resonates better with the viewers. Such behavioral data include but are not limited to:

●	the number of likes, comments, and view counts – provide our customers and content creators insights as to the popularity of each of their content;

●	lists of viewers – allow our customers and content creators to understand which type of content attracts new and/or returning viewers the most;
●	the average view duration – allow our customers and content creators to adjust the duration of the live stream/short video in order to achieve optimal views; and
●	the number of product clicks and whether such products have been added to cart and/or purchased by the viewers – allow our customers and content creators to understand the popularity of each product and the effectiveness of the content on viewers’ purchase intention, and to gain insights on pushing relevant marketing information according to their product interest.

In 2021, we collaborated with AI Singapore on a research project titled “BeLive Audience Sentiment Engine (B.A.S.E.)” with an aim to allow businesses hosting livestreams to obtain useful insight and analytics on viewers’ sentiment. Such audience sentiment engine is a machine learning algorithm that is integrated, at the request of our clients, into our BeLive White Label Solution. It detects and processes all texts extracted from comments during a live stream, evaluates the sentiment of all comments, and classifies them as positive, negative, or neutral, which allows our customers to understand how well-perceived the stream is, the effectiveness of their stream or host, and to further identify consumer needs and product marketing opportunities.

In 2025, we entered into a strategic partnership with Insight Lab, which we believe is one of Japan’s leading data strategy firms, to bring real-time analytics, artificial intelligence (“AI”), and personalized viewer engagement to the next level. Through this partnership, Insight Lab serves as our official “Data Strategy Partner,” leveraging and analyzing vast amounts of data generated by our live streaming solutions to enable more advanced data-driven services for retail brands, hospitality groups, government agencies, and other organizations. Together, we strive to innovate data-driven features that power personalization, predictive commerce, and smarter decision-making for public and private sectors alike. Management believes that by combining the Company’s scalable tech and user experience (“UX”) expertise with Insight Lab’s experience across 600 plus data and AI projects, the partnership can create new value in the live streaming space, and set a new standard for live, personalized, data-first experiences.

Our data analytics and AI support allow our customers and content creators to better understand the preferences of their viewers in order to create content that is more appealing and targeted, which may increase the level of viewer engagement on our customers’ content.

Demand for our bespoke solutions.

We categorize our solutions into enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution. For customers with high demand for customized live commerce and shoppable short videos solutions, we provide bespoke solutions that can be integrated with their internal systems and offered through a white-label approach, made-to-measure for each unique customer’s needs. For customers who are looking for quick and cost-effective live commerce and shoppable short videos solutions without building their own infrastructure and technology stacks from scratch, we provide our SaaS solution, which comprises basic functionalities that are typically featured in our BeLive White Label Solutions. Our BeLive White Label Solution accounted for approximately 55%, 30%, and 19% of the Group’s total revenue for the years ended December 31, 2025, 2024, and 2023, respectively. Fluctuation in the demand for bespoke and complex solutions may affect our results of operations.

Our ability to manage our cost of sales.

Our results of operations depend on our ability to manage our costs and expenses. Our cost of sales consists primarily of server and technology infrastructure expenses, developer cost, and other technological microservices that are required to ensure our solutions are functioning optimally. The cost of sales may also include streaming discounts to promote adoption of the solution with the customers. Our contracts with clients may not be able to adjust according to the increase in cost of sales, and if we are unable to control such costs, our financial performance may be adversely affected.

Our ability to further advance our technological capabilities and infrastructure.

Our strong technological capabilities and infrastructure, in particular our video and live streaming technologies, and big data analytics AI, support our business development. Our ability to effectively invest in these technologies allows us to create a superior user experience and to timely identify new trends. We must continue to innovate to keep pace with the growth of our business and bring forward new technologies. If our technologies or solutions are unable to satisfy our customers due to the complexity of their requirements, our ability to retain existing customers and attract new customers may be undermined, which would adversely affect our business and results of operations.

Results of Operations

	For the years ended December 31,
	2025	2024	2023
	(S$)	(S$)	(S$)

Revenue	757,159	1,849,509	3,090,361
Cost of sales	(765,619)	(886,730)	(1,391,923)
Gross profit	(8,460)	962,779	1,698,438
Other income	132,808	65,351	255,292
Fair value gain on redeemable, convertible, and cumulative preference shares (“RCCPS”)		-	-
Expenses
Marketing expenses	(169,102)	(243,899)	(327,782)
Administrative expenses	(6,582,895)	(6,279,777)	(3,457,587)
Provision for expected credit loss	(5,166)	-	(26,049)
Bad debt written off	-	(9,068)	(227,067)
Finance costs	(14,116)	(3,150)	(9,414)
Loss before tax	(6,646,931)	(5,507,764)	(2,094,169)
Income tax expenses	(48,650)	-	-
Loss for the year	(6,695,581)	(5,507,764)	(2,094,169)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	8,966	6,693	(1,663)
Total comprehensive loss for the year	(6,686,615)	(5,501,071)	(2,095,832)
Loss per share for the loss attributable to owners of the Company (in Dollars)
Basic	(0.66)	(0.69)	(0.31)
Diluted	(0.66)	(0.69)	(0.31)

Revenue

We derive our revenue from (i) the provision of enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution; and (ii) the sale of software development kits (SDK) to system integrators. The SDKs are typically basic kits that are provided to system integrators for them to continue building their solutions that are unique to their line of business. These are basic kits that are foundational that will enable them to develop their capabilities. A live streaming software development kit is a tool kit for developing mobile software that lets broadcasters build their own streaming applications. The following table sets out the breakdown of our revenue for the periods indicated:

	For the years ended December 31,
	2025	2024	2023
	(S$)	(S$)	(S$)
Gross revenue	763,844	1,854,776	3,100,812
Less: Discounts and rebate	(6,685)	(5,267)	(10,451)

Net revenue	757,159	1,849,509	3,090,361

	For the years ended December 31,
	2025	2024	2023
	(S$)	(S$)	(S$)
Disaggregation of revenue
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services - recognized overtime

Installation fees	419,839	559,265	596,415
Onboarding fees	-	-	6,407
Subscription fees	230,374	263,536	1,168,388
Server costs	28,964	73,463	147,120
Campaign fees	5,400	300,000	-
Source code revenue	-	645,171	1,150,093
Content Production	72,500	-	-
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services - recognized at a point in time

Miscellaneous income	6,767	13,341	32,389

Gross revenue	763,844	1,854,776	3,100,812

Discounts	(6,685)	(5,267)	(10,451)
	(6,685)	(5,267)	(10,451)

Net revenue	757,159	1,849,509	3,090,361

Comparison of the Years Ended December 31, 2025 and December 31, 2024

Revenue

Our revenue generated from the provision of enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution consists primarily of installation fees, subscription fees, server costs, campaign fees (which are marketing services we provide to our clients), sale of source code, and miscellaneous income. Our net revenue decreased by approximately S$1,093,000 or 59% from approximately S$1,850,000 for the year ended December 31, 2024 to approximately S$757,000  for the year ended December 31, 2025 primarily due to the decrease in installation fees, subscription fees, server costs, sale of source code, and miscellaneous income during the year ended December 31, 2025. Increased competition in our primary markets has intensified pricing pressure, contributing to lower revenue per customer in certain segments. We have responded by focusing on differentiation through module-based pricing, and this strategic shift is expected to produce positive results in the long term. Additionally, we are taking proactive steps to accelerate the development and introduction of several innovative solutions that better align with customer demand and drive stronger customer engagement in the coming periods. Therefore, we do not see this decrease as a long term trend.

Our source code revenue represents the sale of software development kits to system integrators. Our source code revenue decreased by approximately S$645,000 or 100% from S$645,000 for the year ended December 31, 2024 to approximately S$0 for the year ended December 31, 2025 primarily due to less demand relating to general market forces for such products during the year ended December 31, 2025.

Our subscription fees decreased by approximately S$34,000 or 13% from approximately S264,000 for the year ended December 31, 2024 to approximately S$230,000 for the year ended December 31, 2025 primarily due to the decrease in total number of customers on a subscription model during the year ended December 31, 2025.

Our installation fees decreased by approximately S$139,000 or 25% from approximately S$559,000 for the year ended December 31, 2024 to approximately S$420,000 for the year ended December 31, 2025 primarily due to a shift in customer demand away from BeLive White Label Solutions towards more cost-effective technologies such as the SaaS solutions, which do not require installation fees.

Our campaign fees decreased to approximately S$5,400 as we continued providing marketing campaign services to customers in the year ended December 31, 2025 as compared to $300,000 during the year 2024 in which we had commenced providing such services to customers, which stream of revenue may or may not continue in subsequent years.

Our server costs decreased by approximately S$44,000 or 60% from approximately S$73,000 for the year ended December 31, 2024 to approximately S$29,000 for the year ended December 31, 2025 primarily due to the decrease in streaming time as compared to the year ended December 31, 2024 as a result of fewer streaming sessions organized by our customers. The reduction of server costs was also attributable to technological efficiency. We have managed to optimize our servers and infrastructure to reduce cost operationally to support the SaaS customers

Cost of Sales

Our cost of sales represents costs and expenses attributable to the provision of our enterprise-grade BeLive White Label Solution and cloud-based BeLive SaaS Solution including server and technology infrastructure cost, developer cost for our software, and other technological microservices required for the operations of our solutions. Our cost of sales decreased by approximately S$121,000 or 14% from approximately S$887,000 for the year ended December 31, 2024 to approximately S$766,000 for the year ended December 31, 2025, primarily attributable to the reduction in use of server and technology infrastructure services.

Gross Loss

As a result of the foregoing, our gross loss increased by approximately S$971,000 from gross profit of approximately S$963,000 for the year ended December 31, 2024 to a gross loss of approximately S$(8,000) for the year ended December 31, 2025. The gross loss for the year ended December 31, 2025 was mainly due to the sharp revenue decline, especially nil source code revenue and lower subscription revenue, while platform infrastructure, developer, and technology support costs remained relatively fixed. As revenue did not scale enough to absorb these costs, gross margin turned negative.

Other Income

Our other income is primarily comprised of government grants. The following table sets out the breakdown of other income for the periods indicated:

	For the year ended December 31, 2025	For the year ended December 31, 2024
	S$	S$
Interest income	73,571	1
Government grants	59,157	63,116
Exchange gain	-	-
Reversal of expected credit loss (“ECL”)	-	2,110
Sundry income	80	124

	132,808	65,351

Our other income increased by approximately S$68,000 or 105%  from approximately S$65,000 for the year ended December 31, 2024 to approximately S$133,000 for the year ended December 31, 2025. This increase was primarily attributable to higher interest income arising from increased cash balances following financing activities during the year.

Interest income increased by approximately S$73,600, from approximately S$1  for the year ended December 31, 2024 to approximately S$73,600 for the year ended December 31, 2025, primarily due to higher average cash balances and improved yield on deposits during the year.

This increase was partially offset by a decrease in government grants of approximately S$4,000 or 6%, from approximately S$63,000 for the year ended December 31, 2024 to approximately S$59,000 for the year ended December 31, 2025, due to limitations on grant funding for overseas market development. In addition, the Group is facing a net exchange loss of approximately S$252,000, resulting from unfavorable foreign exchange movements during the year ended December 31, 2025.

Overall, the increase in interest income more than offset the decline in government grants and the adverse impact of foreign exchange movements, resulting in a net increase in other income for the year.

Expenses

The following table sets out the breakdown of our expenses for the periods indicated:

	For the year ended December 31, 2025	For the year ended December 31, 2024
	S$	S$

Expenses
Marketing expenses	(169,102)	(243,899)
Administrative expenses	(6,582,895)	(6,279,777)
Provision for expected credit loss (“ECL”)	5,166	-
Bad debt written off	-	(9,068)
Finance costs	(14,116)	(3,150)

Marketing Expenses

Our marketing expenses represent expenses relating to promotional efforts for the Group’s brand and business, which include advertising fees, expenses incurred in administering events, and other marketing initiatives such as webinars. Our marketing expenses decreased by approximately S$75,000 or 31% from approximately S$244,000 for the year ended December 31, 2024 to approximately S$169,000 for the year ended December 31, 2025 primarily due to fewer purchases for advertisements and a reduced number of marketing events. In response to the decrease in customers and revenue, we have focused on the implementation of targeted marketing to expand our reach in new and existing markets. These initiatives are aimed at strengthening our customer base and restoring revenue growth.

Administrative Expenses

Our administrative expenses represent expenses relating to the operations of the Group. This includes employee benefits expense, rent, travel expenses, and other general expenses. Our administrative expenses increased by approximately S$303,000 or 5% from approximately S$6,280,000 for the year ended December 31, 2024 to approximately S$6,583,000 for the year ended December 31, 2025 primarily due to the grant of share options to certain employees of the Group under the Share Option Scheme 2023 and the increase in professional fees in preparation for the Company’s listing of its Ordinary Shares on Nasdaq.

Provision for expected credit loss

Our provision for expected credit loss (“ECL”) represents the allowance for anticipated losses from bad debts or other credit exposures that are likely to become unrecoverable. Our provision for ECL increased by approximately S$5,000 from S$-0- for the year ended December 31, 2024 to approximately S$5,000 for the year ended December 31, 2025 based on our assessment of recoverability of trade receivables and our internal policy on ECL.

Bad debt written off

Our bad debt written off represents amounts owed to the Group that were deemed unrecoverable and subsequently written off. Our bad debt written off decreased by approximately S$9,000 or 100% from approximately S$9,000 for the year ended December 31, 2024 to approximately S$0 for the year ended December 31, 2025 primarily due to a decrease in defaulting customers.

Finance Costs

Our finance costs represent interest expenses from leases. Our finance costs increased by approximately S$11,000 or 350% from approximately S$3,000 for the year ended December 31, 2024 to approximately S$14,000 for the year ended December 31, 2025 primarily due to a new lease contract in a new premise.

Income Tax Expenses

Our income tax expenses increased to approximately S$48,650 for the year ended December 31, 2025 from $0 for the year ended December 31, 2024. No profits tax has been provided for BeLive Singapore as there were no assessable profits during the years ended December 31, 2025 and 2024. The income tax expenses were attributable to BeLive Vietnam, as profit was recorded in BeLive Vietnam in the year ended December 31, 2025.

Loss for the Period

As a result of the foregoing, we recorded a net loss of approximately S$5,508,000 for the year ended December 31, 2024, and a net loss of approximately S$6,700,000 for the year ended December 31, 2025.

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

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

Our source code revenue represents the sale of software development kit to system integrators. Our source code revenue decreased by approximately S$505,000 or 44% from S$1,150,000 for the year ended December 31, 2023 to approximately S$645,000 for the year ended December 31, 2024, primarily due to less demand for such products during the year ended December 31, 2024.

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

Other Income

Our other income is primarily comprised of (i) interest income and (ii) government grant. The following table sets out the breakdown of other income for the periods indicated:

	For the year ended December 31, 2024	For the year ended December 31, 2023
	S$	S$
Interest income	1	6,467
Government grants	63,116	148,893
Exchange gain	-	96,964
Reversal of expected credit loss (“ECL”)	2,110	-
Sundry income	124	2,968

	65,351	255,292

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

Expenses

The following table sets out the breakdown of our expenses for the periods indicated:

	For the year ended December 31, 2024	For the year ended December 31, 2023
	S$	S$

Expenses
Marketing expenses	243,899	(327,782)
Administrative expenses	(6,279,777)	(3,457,587)
Provision for expected credit loss (“ECL”)	-	(26,049)
Bad debt written off	(9,068)	(227,067)
Finance costs	(3,150)	(9,414)

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

Finance Costs

Our finance costs represent interest expenses from leases. Our finance costs decreased by approximately S$6,300 or 67% from approximately S$9,400 for the year ended December 31, 2024 to approximately S$3,150 for the year ended December 31, 2024 primarily due to a reduction in rent of the new premises.

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

Loss for the Period

As a result of the foregoing, we recorded a net loss of approximately S$2,094,000 for the year ended December 31, 2023, and a net loss of approximately S$5,508,000 for the year ended December 31, 2024.

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our Initial Public Offering, and other equity and debt financings as and when appropriate.

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of December 31, 2025 and as of the date of this Annual Report. Our consolidated assets and liabilities, consolidated revenue, and net income are the operating results of our subsidiaries in Singapore, Vietnam, and the BVI. Current Singapore regulations permit such Singapore subsidiary to pay dividends to its shareholders only out of its profits, if any, determined in accordance with Singapore accounting standards and regulations. As such, in the event that our Singapore subsidiary has accumulated profits, our Singapore may, taking into consideration the Group’s future plans and opportunities and its shareholders’ interests, pay dividends to its shareholders. There are no exchange or capital controls under Singapore laws and both residents and non-residents are free to convert Singapore dollars to foreign currencies and/ or remit such currencies out of the country. Under current Singapore tax rules, there is no withholding tax imposed on dividends, regardless of whether they are paid to Singapore or foreign shareholders. However, foreign shareholders may be taxed on the receipt of such dividends back in their own home country, which will depend on the tax laws in the respective countries where they are resident. As of December 31, 2025, our Singapore subsidiary’s accumulated losses and net liabilities were approximately S$14,129,000 and S$3,667,000, respectively; as such our Singapore subsidiary was prohibited from making distributions to us in the form of cash dividends during the year ended December 31, 2025 and, accordingly, as of December 31 2025, the Company had restricted net liabilities of approximately S$3,667,000. As of December 31, 2025 and up to and including the date of this Annual Report, there were no cash transfers between our Cayman Islands holding company and our subsidiary in Singapore, in terms of loans or advances or cash dividends.

In general, there are no strict limitations on cash transfers applicable to foreign investors and foreign-owned companies in Vietnam. Vietnam’s tax legal framework does not have any withholding tax applied to a foreign owned company when its foreign investors transfer outside of Vietnam their profits earned from its operations, provided that the company fulfills its own tax obligations and other financial obligations. Any foreign investor who invests in a foreign-owned company in Vietnam shall only transfer the profits through the direct investment capital account (DICA), which is also the account used for capital injection purposes.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. Historically, we have financed our operations primarily through (i) the issuance of Ordinary Shares; (ii) cash generated by operations; (iii) the issuance of convertible loans; and (iv) the issuance of RCCPS. Other than leases, the Group had no debt instruments as of December 31, 2025.

Working Capital

As of December 31, 2025, we had a working capital surplus of approximately S$8,330,000, cash and cash equivalents of approximately S$8,580,000, current assets of approximately S$8,840,000, and current liabilities of approximately S$510,000.

Based on our current operating plan, we believe that our existing cash and cash equivalents, including the net proceeds from our Initial Public Offering, and anticipated cash generated from operating activities will be sufficient to meet our anticipated working capital and capital expenditures for at least the next 12 months in the absence of unforeseen circumstances. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new products and processes, and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flow from operating activities, and remaining net proceeds from our Initial Public Offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or through public or private equity or debt financings. We also may need to raise additional funds in the event we decide in the future to acquire businesses, technologies, and products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to us, or at all.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2023, 2024, and 2025:

	Years ended December 31,
	2025	2024	2023
	S$	S$	S$

Cash and cash equivalents at beginning of the year	66,184	197,709	216,752

Net cash (used in)/generated from operating activities	(3,629,648)	(1,067,138)	59,938
Net cash (used in)/generated from investing activities	(74,142)	4,819	(249,232)
Net cash generated from financing activities	12,452,514	924,101	171,914
Cash and cash equivalents at end of the year	8,577,947	66,184	197,709

Operating Activities

For the year  ended December 31, 2025, the Group recorded a loss before tax of approximately S$6,647,000  and net cash used in operating activities of approximately S$3,630,000  primarily attributable to share-based payment expense of approximately S$2,790,000, changes in trade and other receivables of approximately S$140,000 representing amounts to be settled by our customers, partially offset by (i) changes in trade and other payables of approximately S$154,000 representing settlement to be made by the Group; (ii) adjustments for amortization of intangible assets of approximately S$232,000; (iii) adjustments for depreciation of property, plant, and equipment of approximately S$64,000 ; and the exchange loss of approximately S$223,000.

For the year ended December 31, 2024, the Group recorded a loss before tax of approximately S$5,508,000 and net cash used in operating activities of approximately S$1,067,000 primarily attributable to share-based payment expense of approximately S$3,606,000, changes in trade and other receivables of approximately S$304,000 representing amounts to be settled by our customers, partially offset by (i) changes in trade and other payables of approximately S$177,000 representing settlement to be made by the Group; (ii) adjustments for amortization of intangible assets of approximately S$232,000; and (iii) adjustments for depreciation of property, plant, and equipment of approximately S$56,000.

For the year ended December 31, 2023, the Group had net cash generated from operating activities of approximately S$60,000 despite a loss before tax of approximately S$2,094,000. This was primarily attributable to (i) changes in trade and other receivables of approximately S$1,255,000 representing settlement from our customers; (ii) changes in contract assets of approximately S$350,000 representing accrued revenue recognized in the fiscal year; (iii) adjustments for bad debt written off of approximately S$227,000; (iv) adjustments for amortization of intangible assets of approximately S$217,000; and (v) adjustments for depreciation of plant and equipment of approximately S$208,000, partially offset by changes in trade and other payables of approximately S$134,000 representing settlement from our Group.

Investing Activities

For the year ended December 31, 2025, the Group had net cash used in investing activities of approximately S$74,000 primarily resulting from purchase of plant and equipment.

For the year ended December 31, 2024, the Group had net cash generated from investing activities of approximately S$4,800, primarily resulting from capitalization of intangible assets.

For the year ended December 31, 2023, the Group had net cash used in investing activities of approximately S$249,000 primarily attributable to (i) capitalization of intangible assets of approximately S$247,000 representing continuous development of our BeLive SaaS Solution technology; and (ii) acquisition of plant and equipment of approximately S$2,100 representing additional computers.

Financing Activities

For the year ended December 31, 2025, the Group had net cash generated from financing activities of approximately S$12,452,000 primarily attributable to proceeds from our Initial Public Offering and the issuance of shares of approximately S$12,796,000 partially offset by (i) reduction of interest elements of lease rentals paid of approximately S$2,600; and (ii) reduction in repayment of principal portion of lease liability of approximately S$24,000.

For the year ended December 31, 2024, the Group had net cash generated from financing activities of approximately S$924,000 primarily attributable to proceeds from issuance of shares of approximately S$642,000, partially offset by (i) reduction of interest elements of lease rentals paid of approximately S$1,700; and (ii) reduction in repayment of principal portion of lease liability of approximately S$54,100.

For the year ended December 31, 2023, the Group had net cash generated from financing activities of approximately S$172,000 primarily attributable to proceeds from issuance of shares of approximately S$335,000, partially offset by repayment of principal portion of lease liabilities of approximately S$154,000.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as at December 31, 2025, 2024 and 2023.

Capital Expenditures

For the years ended December 31, 2023, 2024, and 2025, we had capital expenditures of approximately S$2,100, S$nil and S$74,142, respectively. Our capital expenditures were mainly used for the costs of renovation and addition of furniture and fittings and addition of computers.

Lease Liabilities

The following table sets forth our lease liabilities as of December 31, 2023, 2024, and 2025:

	December 31,
	2023	2024	2025
	(S$)	(S$)	(S$)
Lease liabilities payable:
Within one year	41,409	6,500	20,353
Within a period of more than one year but not more than two years	19,151	-	22,806
	60,560	6,500	43,159

Contract Liabilities

Contract liabilities are deposits charged before the services commence, until the revenue is recognized on the relevant contract offset against these deposits. As at December 31, 2023, 2024, and 2025, we had contract liabilities of approximately S$38,000, S$9,000, and S$19,000, respectively.

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

Income tax and deferred tax

As a Cayman Islands exempted company, we have no tax liability in the Cayman Islands and any income tax expense and any deferred tax assets, or liabilities, on a consolidated basis, are those imposed upon the operations in Singapore and Vietnam.

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

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, associates, and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each fiscal year end.

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

The Group’s intangible assets have finite useful lives. All intangible assets are amortized on a straight-line basis over the following period:

Software 5 years

Financial liabilities

Our financial liabilities include trade and other payables, amounts due to shareholders, lease liabilities, and convertible loans.

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and loans and borrowings, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The subsequent measurement of financial liabilities depends on their classification. Financial liabilities are classified at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination to which IFRS 3 applies; (ii) held for trading; or (iii) designated as at FVTPL.

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

De-recognition of financial liabilities

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

As at December 31, 2023, 2024, and 2025, we had total trade receivables of approximately S$227,000, S$39,100, and S$175,800, respectively.

Impairment of plant and equipment and intangible assets

Intangible assets are reviewed for impairment whenever there is an indication that these assets may be impaired. We consider the guidance of IFRS 36 in assessing whether there is any indication that an item of the above assets may be impaired. This assessment requires significant judgment.

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

Quantitative and Qualitative Disclosures about Financial Risk

Risk Management Overview

Our activities expose us to a variety of financial risks from our operations. The key financial risks include credit risk, liquidity risk and market risk (including interest rate risk and foreign currency risk). We review and agree policies and procedures for the management of these risks, which are executed by the management team. It is and has been throughout the current and previous fiscal year, our policy that no trading in derivatives for speculative purposes shall be undertaken.

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

We have transactional currency exposures arising from transactions that are denominated in a currency other than the functional currency of the Group, primarily United States Dollars (USD). The average exchange rates used for USD during the years ended December 31, 2023, 2024, and 2025, as derived from XE.com, through Xero, our accounting software, were 0. 757817, 0.733541, and 0.777418 per Singapore Dollar, respectively.

Our currency exposure to the USD as of December 31, 2023, 2024, and 2025 was as follows:

	For the Year Ended December 31,
	2023	2024	2025
	(S$)	(S$)	(S$)

Trade and other receivables	202,839	32,002	40,086
Cash and cash equivalents	92,808	24,312	8,396,552
Trade and other payables	(126,926)	(53,266)	(134,275)
Overall net exposure	168,721	3,048	8,302,363

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND KEY EMPLOYEES

The following table sets forth the names, ages, and titles of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers
Kenneth Teck Chuan Tan	39	Chief Executive Officer and Chairman
Abdul Latif Bin Zainal	45	Chief Financial Officer, Chief Strategy Officer, Secretary, and Director
Ken Jing Wei Ang	40	Chief Operating Officer
Hassan Abid	40	Chief Technology Officer

Non-Employee Directors
Ling Yi Quek(1)(2)(3)	35	Independent Director
Ronald Longfa Wong(1)(2)(3)	41	Independent Director
Natalie Tara Si Ying Heng(2)(3)	52	Independent Director
Kammy Swee Keng Choo(1)	69	Independent Director

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nomination and Corporate Governance Committee

The business address of all such senior management and directors is 26A Ann Siang Road, #03-00, Singapore 069706.

Executive Officers and Directors

Kenneth Teck Chuan Tan has served as our Chief Executive Officer since August 2023, as our Director since February 2023, and as our Chairman since August 2023. Mr. Tan founded BeLive Singapore, our Operating Subsidiary, in June 2014 and has served as its director and managing director since May 2016. In May 2016, he also took on the role of chief executive officer of BeLive Singapore. From February 2016 to May 2016, Mr. Tan served as the chief product officer of BeLive Singapore. From August 2013 to February 2016, Mr. Tan served as the operational director of DeNA Asia Pacific Holdings Pte. Ltd., a company principally engaged in the mobile gaming business in Southeast and South Asia. Mr. Tan received a Diploma in Digital Media Design from Nanyang Polytechnic in 2014. We believe Mr. Tan’s wealth of industry experience qualify him to serve on our board.

Abdul Latif Bin Zainal has served as our Chief Strategy Officer and Chief Financial Officer since August 2023, our Secretary since February 2024, and our Director since April 2023. Mr. Bin Zainal has also served as a director and chief strategy officer of BeLive Singapore since October 2021 and February 2021, respectively. From January 2017 to December 2020, Mr. Bin Zainal served as the chief information officer of Smartblock Pte. Ltd., a provider of fintech and blockchain solutions, and later served as financial director of Smartblock Ltd (Hong Kong) from December 2019 to January 2021. From June 2004 to December 2017, Mr. Bin Zainal served in the Ministry of Education as an Education Officer, completed his career as Head of Senior High in National Junior College, and was part of the team that orchestrated the pilot boarding curriculum. Mr. Bin Zainal received a Bachelor of Science in Architectural and Building Studies from the National University of Singapore in 2004, a Postgraduate Diploma in Education from the Nanyang Technological University in 2008, and a Master of Public Administration from the National University of Singapore in 2014. Mr. Bin Zainal also participated in the Oxford Blockchain Strategy Programme from the University of Oxford in 2017.

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

Hassan Abid has served as our Chief Technology Officer since August 2023. Mr. Abid has also served as a chief technology officer of BeLive Singapore since March 2018, leading the successful launch of LORA, our live and video commerce SaaS solution in February 2022. From June 2012 to March 2018, Mr. Abid served as a senior software engineer at KineMaster Corp, a software development company (KOSDAQ: 139670), where he was integral in the development of an end-to-end platform for video streaming solution. He was selected as Google Developers Expert in the category of Technology/Android in 2016 and has spoken at several events on the topics of Android architecture, JetPack, ExoPlayer, Android native development kit (NDK), and Google virtual reality software development kit (SDK). Mr. Abid received a Bachelor of Electrical Engineering from National University of Sciences and Technology in 2007 and a Master of Science majoring in Computer Engineering from the Kyung Hee University in 2012.

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

Natalie Tara Si Ying Heng was appointed as our Independent Director effective April 7, 2025. Ms. Heng has worked at Trident Law Corporation (“Trident”) as a counsel and has been head of its corporate department since September 2021. Prior to joining Trident, she gained substantial experience in both private practice and in-house from serving as a director at the legal department of Crystal Jade group of companies, namely Crystal Jade Culinary Concepts Holding Pte Ltd comprising all of its worldwide subsidiaries from April 2018 to October 2019, Corporate of Gabriel Law Corporation from May 2017 to March 2018, associate director of Drew & Napier LLC from November 2015 to October 2016, vice president of the legal department of Hi-P International Limited from March 2014 to September 2015, head of legal of Dairy Farm (Singapore & North Asia, reporting into the Dairy Farm group listed holding company, and member of the Jardines group of companies) from November 2005 to July 2013, senior associate of Yeo Wee Kiong Law Corporation from March 2003 to October 2005, associate of Messrs. J Koh & Co from December 2001 to August 2002, trust advisor of Commerzbank International Trust from September 1999 to December 2000, and litigation associate of Messrs. David Lim & Partners from May 1997 to May 1999. Ms. Heng received a double degree in Bachelor of Laws and Accounting from the University of Manchester in 1995, a Diploma in Singapore Law from the National University of Singapore in 1996 and was admitted as an advocate and solicitor in Singapore in 1997.

Kammy Swee Keng Choo was appointed as our Independent Director effective April 7, 2025. Ms. Choo has served as the General Manager and is licensed as a Qualified Individual by ACRA (Accounting and Corporate Registrar Authority of Singapore) to serve as a Secretarial Service Provider for LGD Advisory, a corporate service provider since October 2019. From October 2018 to October 2019 and again since September 2022, she has served as the Head of the Finance Department for RMA Contracts Pte. Ltd., a business process outsource provider. Ms. Choo received a Bachelor of Accountancy from the National University of Singapore in 1978.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nomination and corporate governance committee, each of which operates pursuant to its respective charter as adopted by our board of directors. The board of directors may also establish other committees from time to time to assist the Company and the board of directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq Listing Rules, and the SEC rules and regulations, if applicable. Each committee’s charter is available on our website at www.belive.sg. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit Committee

Ling Yi Quek, Ronald Longfa Wong, and Kammy Swee Keng Choo serve on the audit committee, which is chaired by Ms. Kammy Swee Keng Choo. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Kammy Swee Keng Choo as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee is responsible for, among other things:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited consolidated financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

●	implementing the Company’s cybersecurity policy;

●	continuously engaging in the analysis of and monitoring for potential cybersecurity risks as part of the Company’s overall risk management program; and

●	reviewing earnings releases.

Cybersecurity Policy. On June 3, 2024, our board of directors adopted a cybersecurity policy (the “Cybersecurity Policy”) and granted the Audit Committee full authority and power to implement the Cybersecurity Policy, including conducting continuous analysis of and monitoring for any potential cybersecurity risks as part of the Company’s overall risk management program to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee also has responsibility for: (i) understanding the economic drivers and impact of cyber risk, including the financial impact on our Company; (ii) aligning cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensuring that our organizational structure supports cybersecurity goals; and (iv) incorporating cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please Item 16K of this Annual Report.

Compensation Committee

Ling Yi Quek, Ronald Longfa Wong, and Natalie Tara Si Ying Heng serve on the compensation committee, which is chaired by Mr. Ronald Longfa Wong. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Compensation Recovery Policy. On June 3, 2024, our board of directors adopted a compensation recovery policy (the “Compensation Recovery Policy”) and granted the Compensation Committee full authority and power to implement the Compensation Recovery Policy. In the event of a restatement of the Company’s financial statements, he Compensation Committee shall have the authority and power to: (i) determine which executive officers served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission filings.

Nomination and Corporate Governance Committee

Ling Yi Quek, Ronald Longfa Wong, and Natalie Tara Si Ying Heng serve on the nomination and corporate governance committee, which is chaired by Ms. Natalie Tara Si Ying Heng. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nomination and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	evaluating the performance and effectiveness of the board as a whole.

While we do not have a formal policy regarding board diversity, our nomination and corporate governance committee and our board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nomination and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experience and expertise relevant to our growth strategy.

Code of Conduct and Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at http://www.belive.sg. The information on our website is deemed not to be incorporated in this Annual Report or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers, and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market.

Family Relationships

There are no family relationships or other arrangements or understandings between or among any of the directors, director nominees, executive officers, or other person pursuant to which such person was selected to serve as a director or officer.

Employment Agreements

Effective April 7, 2025, we have entered into employment agreements with each of our Executive Officers, pursuant to which such individuals have agreed to serve as an Executive Officer of the Company. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon three months’ advance written notice. Each Executive Officer may resign at any time upon three months’ advance written notice.

Each Executive Officer agrees to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each Executive Officer agrees to disclose in confidence to us all inventions, designs, and trade secrets which he conceives, develops, or reduces to practice during his employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets.

In addition, each Executive Officer agrees to be bound by non-competition and non-solicitation restrictions during the term of the employment and for six months following the last date of employment. Specifically, each Executive Officer agrees not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business; (ii) solicit, divert, or take away the business of our clients, customers, or business partners; or (iii) solicit, induce, or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company effective April 7, 2025. The terms and conditions of such Director’s Agreement are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and continues until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the initial annual salary that is payable to each of our Non-Employee Directors is USD$24,000.

In addition, our directors will be entitled to participate in such share option scheme that is available to directors as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

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

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

Compensation

For the years ended December 31, 2023, 2024 and 2025, we paid an aggregate of S$288,888, S$291,744 and S$415,000 respectively in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our executive officers and directors.

Compensation Recovery Policy

As required pursuant to the listing standards of the Nasdaq Listing Rules, Rule 10D under the Exchange Act and Rule 10D-1 under the Exchange Act, the Compensation Committee of the board of directors has adopted a compensation recovery policy, also known as a clawback policy (the “Compensation Recovery Policy”), effective July 26, 2024. The Compensation Recover Policy comes into play in the event that the Company is required to restate its financial statements for any fiscal year, and requires the Company to recover the incremental portion of incentive-based compensation received by any officer that was in excess of the amount they would have received had their incentive compensation been determined based on the restated financial statements. Events requiring a restatement of financial statements would include the material noncompliance of the Company with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A copy of our Compensation Recovery Policy was filed as Exhibit 97.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on February 27, 2026.

Share Option Scheme 2023

The Company adopted a share option scheme 2023 on July 17, 2023 (the “Share Option Scheme 2023”) to provide incentive to the grantees by enabling them to participate in the future sale or listing of the Company, to attract, motivate, and retain eligible participants, and to align the interests of the grantees more closely with the shareholders of the Company and provide greater incentive for the grantees to focus on long-term goals of the Group.

The maximum aggregate number of Ordinary Shares that may be issued under the Share Option Scheme 2023 shall be no more than 1,180,000 Shares (retroactively restated for the effect of the Reverse Split).

The following paragraphs summarize the principal terms of the Share Option Scheme 2023.

Administration. The Share Option Scheme 2023 will be administered by the Compensation Committee.

Eligibility. The Compensation Committee may grant awards to employees, directors, and/or consultants determined to be eligible for participation in the Share Option Scheme 2023 in accordance with its terms.

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

Types of Awards. The Share Option Scheme 2023 permits the award of Employee Options at the sole discretion of the Compensation Committee as follows:

1.	C-Suite Executives (Senior level management)

	a.	Each option to subscribe for one Ordinary Share of the Company

		i.	Following vesting and exercise, the grantee has the right to vote and sell the Ordinary Shares of the Company at their discretion.

2.	Employees of the Group

	a.	Each option to subscribe for one Ordinary share of the Company (“Trust Shares underlying the Options”) and such shares (“Trust Shares,” together with the Trust Shares underlying the Options, the “Trust Property”) shall be issued in the name of BSIP (BVI) Company Limited (the “Nominee”), which is a wholly owned subsidiary of Singapore Global Trust Pte. Ltd. (the “Trustee”)

	b.	The Trustee, through a Trust Deed, holds the Trust Property through the Nominee for the benefit of the grantee.

		i.	The Trustee administers the Trust subject to recommendations to, advice of, and instructions from (as the case may be) the Compensation Committee.
		ii.	Pursuant to the Trust Deed, all voting rights conferred on the Trust Shares shall be exercised by the Trustee in such manner as directed by the Compensation Committee.
		iii.	The Trustee must not accept any offer made for any of the grantee’s Trust Shares and must not give effect to any purported sale or acceptance by a grantee in respect of their Trust Shares unless in accordance with instructions from the Compensation Committee.

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

On February 1, 2024, an aggregate of 1,180,000 options (after giving effect to the Reverse Split) to purchase Ordinary Shares at an exercise price of $0.0005 per share, which were under the Share Option Scheme 2023, vested and were exercised as follows:

(i)	820,000 Ordinary Shares were issued to C-Suite Executives upon the exercise of options as follows:

Name	Position	Number of Shares Issued (after giving effect to the Reverse Split)

Kenneth Teck Chuan Tan	Chief Executive Officer	460,000
Abdul Latif Bin Zainal	Chief Financial Officer	294,000
Ken Jing Wei Ang	Chief Operating Officer	120,000
Hassan Abid	Chief Technology Officer	120,000

(ii)	360,000 Ordinary Shares were issued to BSIP (BVI) Company Limited upon the exercise of options, and are held as Trust Shares for the benefit of fourteen employees, including 174,000 Ordinary Shares held in trust for Abdul Latif Bin Zainal.

As of the date of this Annual Report, no further options have been granted.

Incentive Compensation

We do not maintain any cash incentive or performance-based compensation programs and did not maintain any such programs during the years ended December 31, 2024 and December 31, 2025.

Financial Advisor

The Company engaged Arc Group Limited (“ARC”) as its Financial Advisor in connection with its registration statement and press releases related to its IPO. ARC agreed to provide 15 hours of financial advisory services in consideration of the Company granting ARC permission to use its name and transaction information on its website, brochure, and any other marketing materials as deemed fit by ARC, explicitly including a “deal tombstone” on ARC’s website.

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

Labor unions, labor, and safety incidents

We have not set up a labor union for employees. We strive to maintain good relationships with our employees and provide them with a safe working environment. During the fiscal years ended December 31, 2023, 2024, and 2025, and through the date of this Annual Report, our Operating Subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to material disruption of operations or claims against our Operating Subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding beneficial ownership of our capital stock as of May 12, 2026 by:

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

Unless otherwise noted below, the address of each person listed on the table is 26A Ann Siang Road, #03-00, Singapore 069706.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Executive Officers:
Kenneth Teck Chuan Tan	520,010	4.79%
Abdul Latif Bin Zainal(2)	294,000	2.71%
Ken Jing Wei Ang	120,000	1.10%
Hassan Abid	120,000	1.10%
Independent Directors:
Ling Yi Quek		0.00%
Ronald Longfa Wong		0.00%
Natalie Tara Si Ying Heng		0.00%
Kammy Swee Keng Choo		0.00%
All executive officers, directors, and independent non-executive directors as a group 7 persons)	1,054,010	9.70%

5% Shareholders:
FTAG Ventures Pte. Ltd(3)	4,714,586	43.39%

(1)	Based on 10,864,802 Ordinary Shares issued and outstanding as of the date of this Annual Report.

(2)	Includes 174,000 Ordinary Shares issued upon exercise of options under the Share Option Scheme 2023 and held in trust by BSIP.

(3)	FTAG Ventures Pte. Ltd. is controlled by Mr. Kelvin Chng Boon Kian, the owner of 69.42% of its outstanding shares. The address of FTAG Ventures Pte. Ltd is 26A Ann Siang Road #03-00, Singapore 069706.

Related Party Transactions

We have adopted an audit committee charter that requires the committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee.

Set forth below are related party transactions for the years ended December 31, 2023, 2024, and 2025 and up to the date of this Annual Report, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

Employment Agreements

See “Item 6. Directors, Senior Management And Key Employees - Employment Agreements.”

Share Option Scheme

See “Item 6. Directors, Senior Management And Key Employees - Share Option Scheme 2023.”

Other Related Party Transactions

Loan Facility Agreement

On June 29, 2024, BeLive Singapore entered into a loan facility agreement (the “Loan Facility Agreement”) with FTAG Asset Management Ltd. (“FTAG Asset Management”), an affiliate of FTAG Ventures Pte. Ltd, pursuant to which FTAG Asset Management provided a loan facility of up to US$2,000,000 to BeLive Singapore with any proceeds withdrawn thereunder to be used for operating expenses and costs and expenses associated with our Initial Public Offering and listing on Nasdaq, The Loan Facility Agreement provided for interest at the rate of 5.5% per annum and expired on June 29, 2026. BeLive Singapore drew down an aggregate of US$800,000 under the Loan Facility Agreement. The loan facility was paid in full on April 21, 2025.

Other Transactions With Our Shareholders

The table below sets out the significant related party transactions of the Group for the fiscal years indicated:

	For the Years Ended December 31,
	2025	2024	2023
	S$	S$	S$

Sales to a shareholder(1)	6,000	18,886	77,229
Management fee paid to a shareholder(2)	-	-	(3,500)
Interest expenses charged by a shareholder	(11,465)	(1,445)	-

(1) For the years ended December 31, 2023, 2024, and 2025, we had transactions with Mediacorp Pte. Ltd., one of our shareholders, amounting to S$77,229, S$18,886 and S$6,000, respectively, being service fees received in relation to our BeLive White Label development service provided to Mediacorp Pte. Ltd. for their live commerce platform.

(2) During the year ended December 31, 2023, we paid S$3,500 to FTAG Management Pte. Ltd., a company incorporated in Singapore and having the same ultimate beneficial owner as FTAG Ventures Pte. Ltd., for the engagement of a management personnel to assist in the Group’s corporate and finance strategy. The personnel played both an operational and advisory role to formulate go-to-market strategies and financial modeling for the Company. During the years ended December 31, 2024 and December 31, 2025, we paid $Nil and S$Nil to FTAG Management Pte. Ltd. for the provision of financial and business strategy advisory services.

Compensation of Key Management Personnel

The table below sets out the compensation of key management personnel for the periods indicated:

	2025	2024	2023
	S$	S$	S$

Salaries, bonuses, and allowances	380,467	264,000	264,000
Employer’s contribution to Central Provident Fund	34,521	27,744	24,888

Total	414,988	291,744	288,888

Save as disclosed above, in the ordinary course of business, from time to time, we may carry out transactions and enter into arrangements with related parties, none of which is considered to be material for the years ended December 31, 2023, 2024, and 2025.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Capital Market on April 7, 2025 under the symbol “BLIV.” The CUSIP number for our Ordinary Shares is G09675102.

Transfer Agent

The transfer agent and registrar for the Ordinary Shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

ITEM 10. ADDITIONAL INFORMATION

A copy of our Amended and Restated Memorandum and Articles of Association dated March 5, 2024 is filed as an exhibit to the registration statement on Form F-1 filed with the Securities and Exchange Commission on July 10, 2024.

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$500,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.0005 each.

The following are summaries of certain material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

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

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6, and Item 7 or elsewhere in this Annual Report.

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

Sale, Exchange, or Other Disposition of Our Ordinary Shares

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or, trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

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

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customer operates and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of December 31, 2025, 2024, and 2023, __%, 32%, and 23%, respectively, of our total accounts receivable were due from our five largest customers.

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

A 4% (2024: 4%) strengthening of Singapore Dollar against the foreign currency denominated balances as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss (before tax)
	2025	2024
	S$	S$

United States Dollar	(332,059)	(121)

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that our internal control over financial reporting was effective.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2025, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code was filed as Exhibit 11.1 to the Annual Report for the fiscal year ended December 31, 2024.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended December 31, 2025 and 2024:

	Financial Year Ended December 31, 2025	Financial Year Ended December 31, 2024
Audit Fees	US$122,500	US$120,000
Audit Related Fees	US$13,127	US$6,724
All Other Fees	-	-
Total	US$135,627	US$126,724

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. The significant differences between Cayman Islands companies’ corporate governance practices and those followed by United States companies under the Nasdaq Rules are summarized as follows:

●	Rule 5605(b)(1), which requires that the board of directors consist of a majority of independent directors compared to Cayman Islands corporate law, which permits a board of directors to consist of less than a majority of independent directors. We comply with Rule 5605(b)(1) as our board of directors includes three independent directors.

●	Rule 5605(e), which requires that director nominees be selected, or recommended for the board’s selection, by a majority of the independent directors or by a nominations committee comprised solely of independent directors compared to Cayman Islands corporate law, which contains no requirements for the selection of director nominees. We comply with Rule 5605(e) in that we have a nominations committee comprised solely of independent directors that is responsible for making recommendations to the board regarding the selection and approval of director nominees.

●	Rule 5605(c)(2)(A), which requires each company to have an audit committee of at least three members, each of whom is an independent director, compared to Cayman Islands corporate law which does not require an audit committee. We comply with Rule 5605(c)(2)(A) in that our audit committee is comprised of three members, each of whom is an independent director.

●	Rule 5605(b)(2), which requires that regular sessions be held where only independent directors are present compared to Cayman Islands corporate law that does not require us to hold regular executive sessions. We follow our home country law.

●	Rule 5635(c), which requires us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended compared to Cayman Islands corporate law that does not require shareholder approval for the issuance of securities upon establishment or material amendment of such plans. We follow our home country law.

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

(a)	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

(b)	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full board of directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2025.

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

December 31, 2025

F-1

BELIVE HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL

STATEMENTS FOR THE FINANCIAL

YEAR ENDED DECEMBER 31, 2025

BELIVE HOLDINGS AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of BeLive Holdings

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of BeLive Holdings and its subsidiaries (the Group) as of December 31, 2025 and 2024 and the related consolidated statements of profit or loss and other comprehensive loss, change in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Group incurred net loss of S$6,695,581 for the year ended December 31, 2025. This condition indicates the existence of material uncertainty that may raise significant doubt about the Group’s ability to continue as a going concern. Management’s plans regarding this matter is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

(PCAOB ID NO: 6732)

Singapore

May 12, 2026

BELIVE HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

	Note	2025	2024	2023
		S$	S$	S$

Revenue	4	757,159	1,849,509	3,090,361
Cost of sales		(765,619)	(886,730)	(1,391,923)
Gross (loss)/profit		(8,460)	962,779	1,698,438
Other income	5	132,808	65,351	255,292
Less: Expenses
- Marketing		(169,102)	(243,899)	(327,782)
- Administrative expenses		(6,582,895)	(6,279,777)	(3,457,587)
- Provision for expected credit loss (“ECL”)	21(a)(i)	(5,166)	-	(26,049)
- Bad debt written off		-	(9,068)	(227,067)
- Finance cost	6	(14,116)	(3,150)	(9,414)
Loss before tax	7	(6,646,931)	(5,507,764)	(2,094,169)
Income tax expenses	8	(48,650)	-	-
Loss for the year		(6,695,581)	(5,507,764)	(2,094,169)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
- Exchange differences on translation of foreign operations		8,966	6,693	(1,663)
Total comprehensive loss for the year		(6,686,615)	(5,501,071)	(2,095,832)
Loss per share for the loss attributable to owners of the Company (in dollar)
Basic	9	(0.66)	(0.69)	(0.31)
Diluted	9	(0.66)	(0.69)	(0.31)

BELIVE HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2025 and 2024

(in Singapore Dollars)

	Note	December 31, 2025	December 31, 2024
		S$	S$

ASSETS
Non-current assets
Plant and equipment, net	10	68,343	6,044
Intangible assets, net	11	392,531	624,240
		460,874	630,284

Current assets
Trade and other receivables, net	12	264,909	127,047
Contract assets	13	2,286	10,642
Cash and cash equivalents	15	8,577,947	66,184
		8,845,142	203,873
Total assets		9,306,016	834,157

EQUITY AND LIABILITIES
LIABILITIES
Non-current liability
Lease liabilities	18	22,806	-

Current liabilities
Trade and other payables	19	474,949	626,008
Income tax payable		20,800	-
Loan from a shareholder	14	-	337,566
Lease liabilities	18	20,353	6,500
		516,102	970,074
Total liabilities		538,908	970,074

EQUITY
Share capital	16	7,233	5,462
Accumulated losses		(34,248,446)	(27,552,865)
Reserves	17	43,008,321	27,411,486
		8,767,108	(135,917)

Total equity and liabilities		9,306,016	834,157

BELIVE HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

	Share Capital	Share Premium	Accumulated losses	Other reserve (Note 17)	Foreign currency translation reserve (Note 17)	Total
	S$	S$	S$	S$	S$	S$
2023 Balance at January 1, 2023	4,324	-	(19,950,932)	22,824,575	(367)	2,877,600
Issuance of shares	235	334,850	-	-	-	335,085
Loss for the year	-	-	(2,094,169)	-	-	(2,094,169)
Other comprehensive loss	-	-	-	-	(1,663)	(1,663)
At December 31, 2023	4,559	334,850	(22,045,101)	22,824,575	(2,030)	1,116,853

2024 Balance as at January 1, 2024	4,559	334,850	(22,045,101)	22,824,575	(2,030)	1,116,853
Exercise of share options	791	3,606,000	-		-	3,606,791
Issuance of shares	112	641,398	-	-	-	641,510
Loss for the year	-	-	(5,507,764)	-	-	(5,507,764)
Other comprehensive gain	-	-	-	-	6,693	6,693
As at December 31, 2024	5,462	4,582,248	(27,552,865)	22,824,575	4,663	(135,917)

2025 Balance as at January 1, 2025	5,462	4,582,248	(27,552,865)	22,824,575	4,663	(135,917)
Exercise of share options	171	1,369,414	-	-	-	1,369,585
Exercise of share award	-	1,423,999	-	-	-	1,423,999
Issuance of shares	1,600	12,794,456	-	-	-	12,796,056
Loss for the year	-	-	(6,695,581)	-	-	(6,695,581)
Other comprehensive gain	-	-	-	-	8,966	8,966
As at December 31, 2025	7,233	20,170,117	(34,248,446)	22,824,575	13,629	8,767,108

BELIVE HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

	Note	2025	2024	2023
		S$	S$	S$

Cash flows from operating activities
Loss before tax		(6,646,931)	(5,507,764)	(2,094,169)
Adjustments for:
Depreciation of plant and equipment	10	63,557	55,754	207,649
Amortization of intangible asset	11	231,709	231,710	217,124
Provision for/(reversal of) expected credit loss		5,166	(2,110)	26,049
Bad debt written off		-	9,068	227,067
Interest income		(73,571)	(1)	(6,467)
Interest expense		14,116	3,150	9,414
Exchange loss	7	222,737	-	-
Loss on disposal of plant and equipment	7	-	533	-
Share-based payment expenses	22	2,793,413	3,606,000	-
Written-off of plant and equipment	7	166	53,295	1,731
Operating cash flows before working capital changes		(3,389,638)	(1,550,365)	(1,411,602)
Changes in working capital:
Trade and other receivables		(143,028)	304,442	1,254,933
Contract assets		8,356	1,289	349,562
Trade and other payables		(151,059)	177,495	(134,208)
Cash (used in)/generated from operations		(3,675,369)	(1,067,139)	58,685
Interest received		73,571	1	6,467
Income tax paid		(27,850)	-	(5,214)
Net cash (used in)/generated from operating activities		(3,629,648)	(1,067,138)	59,938

Cash flows from investing activities
Proceeds from disposal of plant and equipment		-	4,819	-
Purchase of plant and equipment		(74,142)	-	(2,145)
Capitalization of intangible assets		-	-	(247,087)
Net cash (used in)/generated from investing activities		(74,142)	4,819	(249,232)

Cash flows from financing activities
Proceeds from exercise of share options		171	791	-
Proceeds from issuance of shares		12,796,056	641,510	335,085
Loan from a shareholder		737,951	337,566	-
Repayment to a shareholder		(1,054,705)	-	-
Interest paid		(2,651)	(1,706)	(9,414)
Repayment of principal portion of lease liabilities		(24,308)	(54,060)	(153,757)
Net cash generated from financing activities		12,452,514	924,101	171,914

Net increase/(decrease) in cash and cash equivalents		8,748,724	(138,218)	(17,380)
Effect of exchange rate changes on cash and cash equivalents		(236,961)	6,693	(1,663)
Cash and cash equivalents as at January 1		66,184	197,709	216,752
Cash and cash equivalents as at December 31	15	8,577,947	66,184	197,709

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

BeLive New Media Ltd. (“BeLive New Media”), a wholly-owned subsidiary of the Company, was incorporated on June 26, 2025 and domiciled in British Virgin Islands. The address of its registered office is at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

BeLive AI Studios Pte. Ltd. (“BeLive AI Studios”), a wholly-owned subsidiary of BeLive New Media, was incorporated on July 07, 2025 and domiciled in Singapore. The address of its registered office is at 26A Ann Siang Road, #03-00, Singapore 069706.

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

As BeLive SG, BeLive BVI and the Company are under common control, the series of contractual arrangements between BeLive SG, BeLive BVI and the Company in 2023 constituted a reorganization under common control. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued share capital, which have been revised to reflect the effects of the reorganization in accordance with IFRS Accounting Standards as of January 1, 2023, December 31, 2023, 2024 and 2025.

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

1.	General (Continued)

Information about subsidiaries

Details of the Company’s principal subsidiaries are as follows:-

Name	Principal activities	Country of business/ incorporation

BeLive BVI	Investment holding	British Virgin Islands

BeLive SG	Development of other software and programming activities	Singapore

BeLive Vietnam	Computer programming and system administration	Vietnam

BeLive New Media*	Investment holding	British Virgin Islands

BeLive AI Studios*	Creative agency dealing in content production and campaign marketing	Singapore

*	BeLive New Media was newly incorporated on June 26, 2025 and BeLive AI Studios was newly incorporated on July 07, 2025.

2.	Basis of preparation of consolidated financial statements and material accounting policy information

2.1	Basis of preparation

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

The Group incurred a loss of S$6,695,581 for the year ended December 31, 2025. This condition indicates the existence of material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore, the Group may not be able to realize its assets and discharge its liabilities in the normal course of business. Notwithstanding the above, these consolidated financial statements have been prepared on the going concern basis as management has performed detailed cash flow forecasts. In addition, management has formulated and will implement a series of mitigation measures, including the reduction of recurring overheads and initiatives to enhance revenue quality and improve margin profile, with the objective of returning the Group to profitability. Accordingly, in the opinion of the directors, the Group has sufficient resources to continue as a going concern basis for a period of twelve months from the issuance date of these consolidated financial statements.

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

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.2	Application of amendments to IFRS Accounting Standards

In the preparation of the consolidated financial statements for the year ended December 31, 2025, the Group has applied the following amendments to IFRS Accounting Standards issued by the IASB, for the first time, which are mandatorily effective for the Group’s annual period beginning on

Amendments to IFRS 21	Lack of Exchangeability

The application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2.3	Standards issued but not yet effective

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

Amendments to IFRS 9 and	Amendments to the Classification and Measurement of
IFRS 7	Financial Instruments[2]
Amendments to IFRS 9 and	Contracts Referencing Nature-dependent Electricity[2]
IFRS 7
Amendments to IFRS 10	Sale or Contribution of Assets between an Investor and
and IAS 28	its Associate or Joint Venture[1]
Amendments to IFRS Accounting	Annual Improvements to IFRS Accounting Standards -
Standards	Volume 11[2]
IFRS 18	Presentation and Disclosure in Financial Statements[3]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[3]
Amendments to IFRS 19	Amendments to the Subsidiaries without Public Accountability:
Disclosures[3]
Amendments to IFRS 21	Translation to a Hyperinflationary Presentation Currency[3]

1 Effective for annual periods beginning on or after a date to be determined.

2 Effective for annual periods beginning on or after 1 January 2026.

3 Effective for annual periods beginning on or after 1 January 2027.

The directors of the Company anticipate that the application of new and amendments to IFRS Accounting Standards will have no material impact on the consolidated financial statements in the foreseeable future.

2.4	Material accounting policy information

(a)	Basis of consolidation

The consolidated financial statements comprise the consolidated financial statements of the Company and its subsidiaries as at December 31, 2025 and 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.4	Material accounting policy information (continued)

(c)	Foreign currency transactions and translation (continued)

(i)	Transactions and balances

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

For the financial year ended December 31, 2025, 2024 and 2023

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

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Useful lives
Computers	1 – 3 years
Furniture and fittings	1 – 5 years
Office equipments	1 - 3 years
Renovation	3 years

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

For the financial year ended December 31, 2025, 2024 and 2023

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

The carrying amount of the Group’s trade receivables as at December 31, 2025 and 2024 are disclosed in Note 12.

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

The carrying amount of the Group’s other receivables as at December 31, 2025 and 2024 are disclosed in Note 12.

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

The carrying amount of the plant and equipment and intangible assets as at December 31, 2025 and 2024 are disclosed in Note 10 and Note 11, respectively.

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

The carrying amount of the plant and equipment and intangible assets as at December 31, 2025 and 2024 are disclosed in Note 10 and Note 11, respectively.

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

At the end of the reporting period, the Group has tax losses arising in Singapore of approximately S$12,030,001 (2024: S$8,767,492) that are available indefinitely for offsetting against future taxable profits of BeLive SG. Deferred tax assets have not been recognized in respect of these losses as it is not considered probable that taxable profits will be available against which these tax losses can be utilized.

If the Group was able to recognize all unrecognized deferred tax assets, loss would decrease by approximately S$2,045,000 (2024: loss would decrease by approximately S$1,490,000).

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

4.	Revenue

	2025	2024	2023
	S$	S$	S$

Gross revenue	763,844	1,854,776	3,100,812
Less: Discounts and rebate	(6,685)	(5,267)	(10,451)

	757,159	1,849,509	3,090,361

	2025	2024	2023
	S$	S$	S$
Disaggregation of revenue
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized overtime

Installation fees	419,839	559,265	596,415
Onboarding fees	-	-	6,407
Subscription fees	230,374	263,536	1,168,388
Campaign fees	5,400	300,000	-
Server costs	28,964	73,463	147,120
Source code revenue	-	645,171	1,150,093
Content Production	72,500	-	-

	757,077	1,841,435	3,068,423
Revenue from contracts with customers within the scope of IFRS 15, types of goods or services – recognized at a point in time

Miscellaneous income	6,767	13,341	32,389

Gross revenue	763,844	1,854,776	3,100,812

Discounts	(6,685)	(5,267)	(10,451)
	(6,685)	(5,267)	(10,451)

Net revenue	757,159	1,849,509	3,090,361

5.	Other income

	2025	2024	2023
	S$	S$	S$

Interest income	73,571	1	6,467
Government grants	59,157	63,116	148,893
Exchange gain	-	-	96,964
Reversal of expected credit loss (“ECL”)	-	2,110	-
Sundry income	80	124	2,968

	132,808	65,351	255,292

The government grants were subsidies granted from the Government in Singapore for several schemes. These conditions had been satisfied in current year.

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

6.	Finance costs

	2025	2024	2023
	S$	S$	S$

Interest expenses from leases	2,651	1,706	9,414
Interest expenses from shareholder loan	11,465	1,444	-

	14,116	3,150	9,414

7.	Loss before tax

Loss before tax has been arrived at after charging/(crediting):

	2025	2024	2023
	S$	S$	S$

Amortization of intangible asset	231,709	231,710	217,124
Provision for/(reversal of) expected credit loss (“ECL”)	5,166	(2,110)	26,049
Bad debt written off	-	9,068	227,067
Depreciation of plant and equipment	63,557	55,754	207,649
Employee benefits expense (see below)	1,372,553	1,303,025	1,665,720
Exchange loss/(gain)	222,565	3,754	(96,964)
Loss on disposal of plant and equipment	-	533	-
Share-based payment expenses	2,793,413	3,606,000	-
Written-off of plant and equipment	166	53,295	1,731
Included in the employee benefits expense are as follows:
Salaries, bonuses, and allowances	1,219,073	1,148,061	1,471,162
Employer’s contribution to defined contributions plans	115,862	118,555	106,688
Skills development levy	-	1,580	2,035

Included in the above is key management personnel compensation as follows:

	2025	2024	2023
	S$	S$	S$

Salaries, bonuses, and allowances	380,467	264,000	264,000
Employer’s contribution to defined contributions plans	34,521	27,744	24,888

	414,988	291,744	288,888

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

8.	Income tax expense

(a)	Major components of income tax expense

No profits tax has been provided for Singapore and Vietnam as there are no assessable profits arising in Singapore and Vietnam during the years ended December 31, 2025 and 2024.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

(b)	A reconciliation of the tax expense applicable to loss before tax at the statutory rates for the jurisdictions or countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates is as follows:-

	2025	2024	2023
	S$	S$	S$

Loss before tax	(6,646,931)	(5,507,764)	(2,094,169)
Income tax using the statutory tax rate of 17% (2024: 17%; 2023: 17%)	(1,127,293)	(936,320)	(356,009)
Income not subject to tax	(37)	(15,361)	(327,990)
Non-deductible expenses	589,478	670,616	86,982
Difference in tax rate in different countries	-	57	96
Others	31,876	-	-
Deferred tax assets not recognized	554,626	281,008	596,921
Income tax expense	48,650	-	-

Unutilised tax losses

Deferred income tax assets are recognized for tax losses carried forward to the extent that recognized of the related tax benefits through future taxable profits is probable. The Group have unutilised tax losses of S$11,976,864 (2024: S$8,767,492) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses have no expiry date. In the opinion of the directors, no deferred tax assets have been recognized due to unpredictability of future profit streams.

BELIVE HOLDINGS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

9.	Loss per share

	2025	2024	2023
	S$	S$	S$

Loss for the year	(6,695,581)	(5,507,764)	(2,094,169)

Weighted average number of ordinary shares for the purpose of calculating the basic loss per share	10,144,017	8,005,257	6,648,266
Weighted average number of ordinary shares for the purpose of calculating the dilutive loss per share	10,144,017	8,005,257	6,648,266

10.	Plant and equipment

	Computers	Furniture and fittings	Office equipments	Renovation	Right of use asset	Total
	S$	S$	S$	S$	S$	S$
Cost
As at January 1, 2024	96,232	13,917	6,247	102,750	274,984	494,130
Disposals	(1,012)	(13,917)	-	-	-	(14,929)
Written-off	-	-	(6,247)	(102,750)	-	(108,997)
As at December 31, 2024	95,220	-	-	-	274,984	370,204
Additions	42,202	-	11,512	20,428	62,457	136,599
Disposals	-	-	(138)	(10,540)	-	(10,678)
Written-off	-	-	-	-	(269,411)	(269,411)
Exchange adjustment	(737)	-	(275)	(247)	(7,127)	(8,386)
As at December 31, 2025	136,685	-	11,099	9,641	60,903	218,328

Accumulated depreciation
As at January 1, 2024	91,815	8,074	5,317	43,723	224,756	373,685
Depreciation	4,146	689	103	6,559	44,257	55,754
Disposals	(814)	(8,763)	-	-	-	(9,577)
Written-off	-	-	(5,420)	(50,282)	-	(55,702)
As at December 31, 2024	95,147	-	-	-	269,013	364,160
Depreciation	26,578	-	7,904	3,831	25,244	63,557
Disposals	-	-	(8)	(1,757)	-	(1,765)
Written-off	-	-	-	-	(269,411)	(269,411)
Exchange adjustment	(604)	-	(196)	(51)	(5,705)	(6,556)
As at December 31, 2025	121,121	-	7,700	2,023	19,141	149,985

Carrying amount
As at December 31, 2025	15,564	-	3,399	7,618	41,762	68,343
As at December 31, 2024	73	-	-	-	5,971	6,044

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

10.	Plant and equipment (continued)

	2025	2024
	S$	S$

Expense relating to short-term leases	102,464	94,871

Total cash outflow for leases	129,423	150,637

For both years, the Group leases various offices for its operations. Lease contracts are entered into for fixed terms of 1 to 3 years.

11.	Intangible assets

Software
development
S$
Cost

As at January 1, 2024	1,158,548
Additions	-
As at December 31, 2024 and 2025	1,158,548

Accumulated amortization

As at January 1, 2024	302,598
Amortization	231,710
As at December 31, 2024	534,308
Amortization	231,709
As at December 31, 2025	766,017

Carrying amount

As at December 31, 2025	392,531

As at December 31, 2024	624,240

The Group has capitalized all directly attributable staff costs necessary to create, produce, and prepare the intangible assets to be capable of operating in the manner intended by the directors. The Group performed an impairment assessment by using discounted cashflow at a discount rate of 5.5% per annum of the Group. In the opinion of the directors, the carrying amount of the intangible asset can be recovered and no impairment loss has been made as of December 31, 2025.

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

12.	Trade and other receivables

	2025	2024
		S$

Trade receivables	184,206	43,449
Less: allowance for expected credit losses	(8,392)	(4,357)

Total trade receivables	175,814	39,092

Other receivables
Prepayments	83,562	24,992
Deposits	5,533	18,654
Goods and services tax (“GST”) receivables	-	23,716
Other receivables	-	20,593

Total other receivables	89,095	87,955

Total trade and other receivables	264,909	127,047

Details of impairment assessment of trade and other receivables are set out in Note 21(a).

13.	Contract assets

	2025	2024
	S$	S$

Contract assets	2,286	10,642

The contract assets mainly relate to the Group’s rights to consideration for work completed but not yet billed at reporting date for its monthly subscription. The contract assets are transferred to trade receivables when the rights become unconditional. The Group classifies these contract assets as current because the Group expects to realize them in its normal operating cycle.

Amount of revenue recognized during the year from performance obligations satisfied (or partially satisfied) in previous periods is S$2,286 (2024: S$10,642).

Details of impairment assessment of contract assets are set out in Note 21(a).

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

14.	Loan from a shareholder

Loan from a shareholder is non-trade in nature, unsecured, bear interest at 5.5% per annum, and repayable within 28 days from the date of closing the initial public offering process in the Nasdaq Stock Market LLC.

15.	Cash and cash equivalents

	2025	2024
	S$	S$

Cash at banks	8,577,947	65,195
Cash on hand	-	989

	8,577,947	66,184

Cash at banks earns interest at floating rates based on daily bank deposit rates.

16.	Share capital

	2025	2024
	S$	S$
Ordinary shares

Issued and fully paid:-
10,864,802 (2024: 8,152,574) ordinary shares	7,233	5,462

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

On April 7, 2025, the Company has completed IPO of 2,450,000 Ordinary Shares at a public offering price of US$4.00 per share. The total net proceeds to the Company from the IPO, after deducting total discounts, expense allowance and expenses of US$1,594,509 (equivalent to S$2,081,982), were approximately US$7,614,000 (equivalent to S$9,941,750).

Share options

Details of the Company’s share option scheme and the share options issued under the scheme are included in Note 22 to the consolidated financial statements.

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

18.	Lease liabilities

	2025	2024
	S$	S$
Lease liabilities payable:

Within one year	20,353	6,500
Within a period of more than one year but not more than two years	22,806	-
	43,159	6,500

Less: portion classified as current liabilities	(20,353)	(6,500)

Non-current liabilities	22,806	-

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

19.	Trade and other payables

	2025	2024
	S$	S$
Trade payables
- Third parties	59,168	170,405

Other payables
- Accruals	353,243	294,315
- Contract liabilities (Note i)	19,447	9,021
- Other payables (Note ii)	43,091	152,267
	415,781	455,603

Total trade and other payables	474,949	626,008

Trade and other payables are non-interest bearing and are normally settled on 30 days’ terms.

Note

i)	Contract liabilities are deposit charged before the services commence, until the revenue is recognized on the relevant contract offset against these.

The following table shows movements in contact liabilities:-

S$

January 1, 2024	37,891
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(37,891)
Increase in contract liabilities as a result of receiving deposits	9,021

December 31, 2024	9,021
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(9,021)
Increase in contract liabilities as a result of receiving deposits	19,447

December 31, 2025	19,447

ii)	The amounts due to the directors of S$3,291 (2024: S$12,587) are included in the other payables. The amounts due to directors are unsecured, interest-free, and repayable on demand.

iii)	No accrued interest from loan from a shareholder (2024: S$1,445) are included in the accruals.

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

20.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following significant transactions with related parties took place at terms agreed between the parties during the financial year, which are at agreed terms:

	2025	2024	2023
	S$	S$	S$

Sales to a shareholder	6,000	18,886	77,229
Management fee paid to a shareholder	-	-	(3,500)
Interest expenses charged by a shareholder	(11,465)	(1,445)	-

The related parties refer to entities with common shareholders.

21.	Financial risk management and fair values of financial instruments

As at December 31, 2025 and 2024, the Group’s financial assets and financial liabilities are classified as loans and receivables and financial liabilities at amortized cost, respectively.

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

For the financial year ended December 31, 2025, 2024 and 2023

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

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			S$	S$	S$

December 31, 2025
Trade receivables	Note 1	Lifetime ECL	184,206	(8,392)	175,814
Other receivables (exclude prepayments)		12-month ECL	5,533	-	5,533

Contract assets	Note 1	12-month ECL	2,286	-	2,286
				(8,392)
December 31, 2024
Trade receivables	Note 1	Lifetime ECL	43,449	(4,357)	39,092
Other receivables (exclude prepayments and GST receivables)		12-month ECL	39,247	-	39,247

Contract assets	Note 1	12-month ECL	10,642	-	10,642
				(4,357)

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	S$	S$
December 31, 2025
Current (not past due)	0%	145,483	-
1-30 days past due	0%	12,384	-
31-60 days past due	0%	3,052	-
61-90 days past due	36%	23,287	8,392

		184,206	8,392

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	S$	S$
December 31, 2024
Current (not past due)	0%	8,277	-
1-30 days past due	0%	15,834	-
31-60 days past due	0%	824	-
More than 90 days past due	63%	18,514	4,357

		43,449	4,357

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

21.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(i)	Credit risk and impairment assessment (continued)

Movement in the loss allowance account in respect of trade receivables and contract assets during the year is as follows:

	2025	2024
	S$	S$

Balance at January 1	4,357	26,049

Impairment losses recognized during the year	5,166	-
Reversal of impairment losses during the year	-	(2,110)
Amounts written off during the year	(1,131)	(19,582)

Balance at December 31	8,392	4,357

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

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As of December 31, 2025, 65% (2024: 33%) of the total trade receivables was due from the Group’s five largest customers respectively.

Revenue from customers contributing over 10% of the total revenue of the Group is as follows:

	2025	2024	2023
	S$	S$	S$

Customer A	-	-	943,683
Customer B	-	238,000	500,000
Customer C	165,423	-	-
Customer D	-	-	500,000
Customer E	*	813,551	*
Customer F	-	407,171	-
Customer G	102,000	-	-
Customer H	95,342	-	-
Customer I	85,064	-	-

	447,829	1,458,722	1,943,683

*	This customer does not contribute more than 10% of the Group’s total revenue during the year.

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

The maturity profile of the Group’s non-derivative financial liabilities as at December 31, 2025 and 2024, based on the contracted undiscounted payments, is as follows:-

	On demand
	or less than	1 to 5		Carrying
	one year	years	Total	amount
	S$	S$	S$	S$
December 31, 2025
Trade and other payables (exclude GST payables)	472,230	-	472,230	472,230
Lease liabilities	22,699	24,059	46,758	43,159

	494,929	24,059	518,988	515,389

	On demand
	or less than	1 to 5		Carrying
	one year	years	Total	amount
	S$	S$	S$	S$
December 31, 2024
Trade and other payables	626,008	-	626,008	626,008
Loan from a shareholder	346,746	-	346,746	337,566
Lease liabilities	6,543	-	6,543	6,500

	979,297	-	979,297	970,074

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

The Group’s currency exposures to the USD at the reporting date were as follows:

USD
S$
December 31, 2025
Trade and other receivables	40,086
Cash and cash equivalents	8,396,552
Trade and other payables	(134,275)

Overall net exposure	8,302,363

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

A 4% (2024: 4%) strengthening of Singapore Dollar against the foreign currency denominated balances as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss (before tax)
	2025	2024
	S$	S$

United States Dollar	(332,059)	(121)

(b)	Fair values of financial instruments

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

For the financial year ended December 31, 2025, 2024 and 2023

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

According to the underwriting agreement, upon the exercise of the over-allotment option, the Group shall issue to the underwriter, and the underwriter shall purchase 262,228 ordinary shares of the Group, par value US$0.0005 per share, at a price to the public of US$4.00 per share, for total gross proceeds of US$1,048,912. The share option has been exercised in April 2025.

On 12 June 2023, the Group granted 1,397,600 ordinary shares to the investor upon the success of the IPO, at US$0.0001 per share for total consideration of US$139.76. The share award has been granted in April 2025.

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

The fair value of the 1,659,828 share options granted on April 7, 2025 were estimated using inputs which are considered as Level 1 in the fair value hierarchy. It was determined based on valuation performed by Crowe Horwath First Trust Appraisal Pte Ltd, an independent valuer who holds a recognized and relevant professional qualification in this field. The fair value of S$8,490,000 was measured based on market approach which the share option and share award were exercised as at the date of IPO. The Company has recognised the share-based payment expenses of S$2,793,413 (2024: S$3,606,000) in the consolidated profit or loss under administrative expenses during the year ended December 31, 2025.

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

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

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to the objectives, policies or processes during the financial years ended December 31, 2025 and December 31, 2024.

BELIVE HOLDINGS AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025, 2024 and 2023

(in Singapore Dollars)

25.	Cash flow information

Reconciliation of liabilities from financing activities

A reconciliation of liabilities arising from financing activities is as follows:

		Cash flows
	January 1, 2025	Interest paid	Repayment of principal portion of lease liabilities	Additions	Repayment	Accretion of interest	Other	December 31, 2025
	S$	S$	S$	S$	S$	S$	S$	S$
Loan from a shareholder	337,566	(11,465)	-	737,951	(1,043,240)	11,465	(32,277)	-
Lease liabilities
- current	6,500	(2,651)	(24,308)	39,651	-	2,651	(1,490)	20,353
- non-current	-	-	-	22,806	-	-	-	22,806
	344,066	(14,116)	(24,308)	800,408	(1,043,240)	14,116	(33,767)	43,159

		Cash flows
	January 1, 2024	Interest paid	Repayment of principal portion of lease liabilities	Additions	Accretion of interest	Other	December 31, 2024
	S$	S$	S$	S$	S$	S$	S$
Loan from a shareholder	-	-	-	337,566	1,444	(1,444)	337,566
Lease liabilities
- current	19,151	(1,706)	(54,060)	-	1,706	41,409	6,500
- non-current	41,409	-	-	-	-	(41,409)	-
	60,560	(1,706)	(54,060)	337,566	3,150	(1,444)	344,066

26.	Authorisation of consolidated financial statements for issue

The consolidated financial statements for the financial year ended December 31, 2025 were authorised for issue in accordance with a resolution of the Board of Directors of the Company on May 12, 2026.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association dated February 23, 2023 incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 10, 2024.
1.2	Amended and Restated Memorandum and Articles of Association dated March 5, 2024 incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 10, 2024.
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025).
4.1	Form of Indemnification Agreement between the registrant and its officers and directors incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 8, 2023.
4.2	Form of Director Agreement between the registrant and its directors incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 4, 2023.
4.3	Form of Service Agreement (End to End Development) incorporated by reference to Exhibit 10-,8 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 28, 2023.
4.4	Form of Source Code Acquisition Agreement incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 28, 2023.
4.5	License Agreement - Singapore incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 10, 2024.
4.6	Lease Agreement-Vietnam incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 10, 2024.
4.7	Form of Terms of Use and Service (End to End Development) incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 28, 2023.
4.8

Share Swap Agreement between the Registrant, the Shareholders and BeLive Technology Group Ltd incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 4, 2023.

4.9	BeLive Holdings Share Option Scheme 2023 incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 4, 2023.
4.10	BeLive Holdings Share Option Scheme 2023 Trust Deed incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 4, 2023.
4.11	Amended Audit Committee Charter incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 4, 2023.
4.12	Amended Compensation Committee Charter incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 28, 2023.
4.13	Amended Nomination Committee Charter incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 28, 2023.
8.1	List of Subsidiaries of BeLive Holdings incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 4, 2023.
11.1	Code of Ethics incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 28, 2023.
11.2	Insider Trading Policy incorporated by reference to Exhibit 11.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on September 28, 2023.
12.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Compensation Recovery Policy relating to erroneously rewarded compensation as required by Nasdaq Capital Markets listing standard pursuant to 17 CFR 240.10D-1.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

108

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: May 15, 2026.	/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan, Executive Director and Chief Executive Officer (Principal Executive Officer)

Dated: May 15, 2026.	/s/ Abdul Latif Bin Zainal
Abdul Latif Bin Zainal, Chief Financial Officer (Principal Financial and Accounting Officer)

109